SANGOMA TECHNOLOGIES CORPORATION Notice of Annual and Special Meeting of Shareholders and Management Information Circular November 5, 2025 To be held on December 16, 2025 via live audio webcast at 11:00 a.m. (Toronto time)

LETTER TO THE SHAREHOLDERS Dear Shareholders, As we reflect on Fiscal 2025, I am pleased to share how Sangoma continues to evolve into a more focused, efficient, and strategically aligned company. This past year was one of continued transformation — one in which we executed meaningfully against our operational priorities, improved internal systems, and took important steps to position ourselves for sustainable, long-term growth. Looking ahead, we have entered Fiscal 2026 with confidence in our direction and a disciplined focus on execution. While we expect revenue to be more tempered in the first half of the year, we are encouraged by the momentum building across our sales funnel and pipeline, and we anticipate growth accelerating in the back half of the year, all supported by our strong results in the first quarter. This trajectory reflects the foundational work we have done to optimize our structure, deepen our service capabilities, and enhance how we go to market. We remain committed to our strategic priorities: growing our services-led revenue base, driving operational efficiencies, and focusing our portfolio on high-value, scalable opportunities. Our efforts to simplify the business and reduce leverage are helping build a stronger foundation, one that enables flexibility and reinvestment in innovation. Most importantly, the platform we’ve built is allowing us to better serve our customers, deepen our vertical capabilities, and create enduring value. I am incredibly proud of the team at Sangoma. Their resilience, dedication, and focus have helped us navigate complexity while laying the groundwork for future momentum. I also want to thank you — our shareholders — for your continued support and belief in our vision. As we continue into Fiscal 2026, we do so with greater focus, improved agility, and a commitment to delivering on our potential. I look forward to keeping you updated on our progress. Warm regards, "Charles Salameh" CEO & Director Sangoma Technologies Corporation

TABLE OF CONTENTS NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ................................................. 1 MANAGEMENT INFORMATION CIRCULAR ................................................................................................ 2 EXCHANGE RATE ............................................................................................................................................. 2 PROXY SOLICITATION AND VOTING ........................................................................................................... 2 VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES .................................. 5 PRINCIPAL HOLDERS OF VOTING SHARES ............................................................................................. 5 MATTERS TO BE ACTED UPON AT THE MEETING .................................................................................. 6 1 Presentation of Financial Statements ................................................................................................ 6 2 Election of Directors .............................................................................................................................. 6 3 Appointment of Auditors ....................................................................................................................... 11 4 Approval of Amended and Restated Omnibus Plan ........................................................................ 11 5 Other Business ...................................................................................................................................... 12 COMPENSATION ............................................................................................................................................... 12 1 Base Salary ............................................................................................................................................ 18 2 Short-Term Incentives ........................................................................................................................... 19 3 Long Term Incentive Plan .................................................................................................................... 20 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS .............. 27 REPORT ON CORPORATE GOVERNANCE ............................................................................................... 28 EQUITY INCENTIVE PLANS ........................................................................................................................... 32 NASDAQ CORPORATE GOVERNANCE ...................................................................................................... 43 INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS ................... 43 INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE ............................. 43 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ............................................... 43 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON ............................................ 44 SCHEDULE A AMENDED AND RESTATED OMNIBUS PLAN RESOLUTION ...................................... A-1 SCHEDULE B AMENDED AND RESTATED OMNIBUS PLAN ................................................................ B-1 SCHEDULE C BOARD MANDATE ................................................................................................................. C-1

1 SANGOMA TECHNOLOGIES CORPORATION Suite 3400 Bay-Adelaide Centre, 333 Bay St Toronto, ON M5H 2S7 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Sangoma Technologies Corporation (the “Corporation”) will be held virtually via live audio webcast at https://meetings.lumiconnect.com/400- 545-681-463 on Tuesday, December 16, 2025 at 11:00 a.m. (Toronto time) for the following purposes: (a) TO RECEIVE the consolidated audited financial statements of the Corporation for the financial year ended June 30, 2025, and the auditor’s report thereon; (b) TO ELECT members of the board of directors of the Corporation; (c) TO APPOINT KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration; (d) TO CONSIDER and, if deemed appropriate, to approve the Corporation's amended and restated omnibus equity incentive plan, as more particularly described in the Circular; and (e) TO TRANSACT such other business as may properly be brought before the Meeting or any postponement or adjournment thereof. Shareholders of record at the close of business on November 11, 2025 (the “Record Date”) will be entitled to vote at the Meeting. Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. DATED at Toronto, Ontario this 5th day of November, 2025. BY ORDER OF THE BOARD OF DIRECTORS Per: “Charles Salameh” Name: Charles Salameh Title: Chief Executive Officer and Director

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2 MANAGEMENT INFORMATION CIRCULAR Unless otherwise noted or the context otherwise indicates, the “Corporation”, “Sangoma”, “us”, “we” or “our” refer to Sangoma Technologies Corporation, together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars. The board of directors of the Corporation is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them. Except as otherwise stated in this Management Information Circular (the “Circular”), the information contained herein is given as of November 5, 2025. No person is authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Circular. EXCHANGE RATE In this Circular, unless otherwise noted or the context otherwise indicates, all Canadian dollar amounts have been converted to U.S. dollars at the following Bank of Canada average exchange rates: Fiscal 2025: C$1.00 = US$0.7170 Fiscal 2024: C$1.00 = US$0.7380 Fiscal 2023: C$1.00 = US$0.7467 PROXY SOLICITATION AND VOTING Delivery of Proxy-Related Materials The Corporation is directly sending proxy-related materials to non-objecting beneficial owners. Management of the Corporation does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 (Request for Voting Instructions Made by Intermediary) and, in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery. Solicitation of Proxies This Circular is being furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the Annual and Special Meeting, to be held on December 16, 2025, at the time and place and for the purposes set forth in the Notice of the Annual and Special Meeting of Shareholders (the “Notice”) or any adjournment or postponement thereof. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or electronic means by directors, officers or employees of the Corporation. None of these individuals will receive extra compensation for such efforts. The cost of solicitation will be borne by the Corporation. The Corporation has distributed, or made available for distribution, copies of the Notice, Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to holders of Common Shares (“Beneficial Holders”) whose Common

3 Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Holders. The solicitation of proxies from Beneficial Holders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Holders are provided by the Intermediaries. The Corporation will reimburse reasonable expenses incurred by the Intermediaries in connection with the distribution of these materials. Virtual Meeting The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Directors of the Corporation and management as well as other Shareholders. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-545-681-463. Beneficial Holders who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting. Voting at the Meeting Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See "Participation in the Meeting". Beneficial Holders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Holders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "Participation in the Meeting". Appointment of a Third Party as Proxy The following applies to Shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting. • Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Holder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details. • Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 11:00am ET on December 12, 2025 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a Registered Shareholder, or name of broker where the shares are held if a Beneficial Holder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

4 If you are a Beneficial Holder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading "Participation in the Meeting". Legal Proxy – US Beneficial Shareholders If you are a Beneficial Holder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "Participation in the Meeting", you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Holders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 11:00 am ET on December 12, 2025. Revoking your Proxy A proxy is revocable. If you have given a proxy, you (or your attorney authorized in writing) may revoke the proxy by giving notice of the revocation in writing to Odyssey by e-mail to appointee@odysseytrust.com at any time up to and including the last business day before the Meeting. The notice of the revocation must be signed as follows: (a) if you are an individual, then the notice must be signed by you or your legal personal representative or trustee in bankruptcy and (b) if you are a corporation, then the notice must be signed by the corporation or by a representative duly appointed for the corporation. Participation in the Meeting The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-545-681-463. Such persons may then enter the Meeting by clicking "I have a login" and entering a Username and Password before the start of the Meeting: • Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is "sangoma2025" (case sensitive). If as a Registered Shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff. • Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is "sangoma2025" (case sensitive). Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Holders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy".

5 Voting of Proxies The Common Shares represented by the Form of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such specification, such Common Shares will be voted at the Meeting as follows: • FOR the election of those persons listed in this Circular as the proposed Directors for the ensuing year; • FOR the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the Board to fix the auditor’s remuneration; and • FOR the approval of the amended and restated omnibus equity incentive plan. For more information on these issues, please see the section entitled “Matters to Be Acted Upon at the Meeting” in this Circular. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to any other matters which may properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy to vote in accordance with their best judgment on such matter or business. As at the date of this Circular, the Directors know of no such amendments, variations or other matters. Quorum A quorum for the transaction of business at the Meeting or any adjournment or postponement thereof shall be two persons present and entitled to vote at the Meeting. VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES At the Meeting, each holder of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting. The Corporation is authorized to issue an unlimited number of Common Shares. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “STC” and the Nasdaq Stock Market (“NASDAQ”) under the symbol “SANG”. As of the date of this Circular, there are 33,139,165 Common Shares issued and outstanding. PRINCIPAL HOLDERS OF VOTING SHARES To the knowledge of the Directors and executive officers of the Corporation, as of the date hereof, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares is: Name Type of Ownership Common Shares Percentage of Class Norman A. Worthington(1) Beneficial 6,431,733 19.41% Mawer Investment Management Ltd.(2) Beneficial 3,987,460 12.03% _______________ Notes: (1) Mr. Worthington beneficially owns, controls or directs, directly or indirectly all of the equity interests of Old Town Gelato, LLC, and Star2Star Holdings, LLC which hold 6,431,714 and 19 Common Shares, respectively (19.4%).

6 (2) Reflects Mawer Investment Management Ltd.'s beneficial holdings as set out in its Alternative Monthly Report dated as of September 30, 2025. MATTERS TO BE ACTED UPON AT THE MEETING 1 Presentation of Financial Statements The financial statements of the Corporation for the year ended June 30, 2025 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. 2 Election of Directors The Corporation’s articles provide that the Board is to consist of a minimum of three and a maximum of nine Directors, with the actual number to be determined from time to time by the Board. The Board currently consists of seven Directors and the present term of office of each Director of the Corporation will expire upon the election of Directors at the Meeting. It is proposed that each of the seven (7) persons whose name appears below under the heading “Director Nominees” be elected as a Director of the Corporation to serve, until the close of the next annual meeting of Shareholders or until his successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below under the heading “Director Nominees”. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion. Majority Voting Policy In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of directors, if any nominee does not receive a greater number of votes “for” than votes “withheld” at a meeting of Shareholders, such nominee shall offer his or her resignation as a director to the Board promptly following the meeting of Shareholders at which the Director was elected. The Compensation, Nominating and Governance Committee (the “CNGC”) will consider such offer and make a recommendation to the Board as to whether or not to accept it. The Board shall accept the offer of resignation absent exceptional circumstances. The Board will make its decision within 90 days following the meeting of Shareholders and announce it in a press release. Should the Board determine not to accept the resignation, the press release will state the reasons for that decision. A Director who tenders a resignation pursuant to the Majority Voting Policy will not be part of any deliberations of any Board committee (including the CNGC) or the Board pertaining to the resignation offer. Advance Notice Provisions Amended and Restated By-Law No. 2 provides that Shareholders seeking to nominate candidates for election as Directors must provide timely written notice to Sangoma’s corporate secretary at Sangoma’s principal executive offices. The purpose of these provisions is to (i) ensure that all Shareholders receive adequate notice of Director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of Shareholders. Amended and Restated By-Law No. 2 fixes the deadline by which Shareholders must submit Director nominations to Sangoma prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in a timely written notice to Sangoma for any Director nominee to be eligible for election at such annual or special meeting of Shareholders.

To be timely, a Shareholder's notice must be received (i) in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "**Notice Date**") on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be received not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing Directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting was made. The Advance Notice By-Law also prescribes the proper written form for a Shareholder's notice. The Board may, in its sole discretion, waive any requirement under these provisions.

About the Nominees

The following table sets forth the names of, and certain other biographical information for, the seven individuals proposed to be nominated for election as Directors at the Meeting. As of the date of this Circular, Mr. Worthington, holds approximately 19.4% of the Common Shares issued or issuable to Star2Star Holdings, LLC ("**Star2Star Holdings**") and Mr. Worthington is therefore entitled to serve as Chair of the Board. Currently, Mr. Worthington serves on the Board pursuant to Star2Star Holdings' nomination right.

Nominee	Director Since	Board Meeting Attendance	Number of Common Shares Beneficially Owned or Controlled
Allan Brett Ontario, Canada Age: 57 Status: Independent	January, 2017	9/9	51,857
Mr. Brett has been a member of our Board of Directors since January 2017 and currently serves as a member of the Audit Committee. Mr. Brett is a CPA, CA and CBV, and an experienced public company executive who currently serves as the CFO of The Descartes Systems Group Inc., a public company listed on the TSX and Nasdaq. From 1996 to January 2014, Mr. Brett was the CFO at Aastra Technologies Limited, a TSX listed company, through its sale to Mitel Networks Corporation in 2014.			
Al Guarino Ontario, Canada Age: 69 Status: Independent	May, 2014	9/9	40,000
Mr. Guarino is a CPA and has been a member of our Board of Directors since May 2014. Mr. Guarino currently serves as a the Chair of the Audit Committee. Mr. Guarino is the Chief Financial Officer of Physiomed Health, one of Canada's largest and fastest growing chains of healthcare clinics. He is a significant shareholder in several privately held enterprises ranging from health care, manufacturing, distribution, and automotive.			
Marc Lederman Pennsylvania, USA Age: 54 Status: Independent	March, 2021	9/9	2,022,698
Mr. Lederman has been a member of our Board of Directors since March 2021, following the StarBlue Acquisition. Mr. Lederman currently serves as a member of the Audit Committee as well as Chair of the Compensation, Nominating and Governance Committee. Mr. Lederman is a co-founder of NewSpring Capital and a General Partner of the Firm's dedicated growth equity funds. He serves as the member of the investment committee of all NewSpring Growth and NewSpring Mezzanine funds. Mr. Lederman has an extensive background in finance, investing, consulting, and accounting and was a Certified Public Accountant. Prior to co-founding NewSpring, he was a Manager in the Business Assurance and Advisory Services Group of Deloitte. Mr. Lederman is an active member of the Mid-Atlantic region's private equity and venture capital community. Mr. Lederman received a BS in Accountancy from Villanova University and an MBA from The Wharton School of University of the Pennsylvania. Mr. Lederman has served on the board of directors on over a dozen technology and service companies over the past two decades.			
Giovanna (Joanne) Moretti Texas, USA Age: 63 Status: Independent	April, 2023	9/9	—

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Ms. Moretti has been a member of the Board since April 2023 and currently serves as a member of the Compensation, Nominating and Governance Committee. With over 32 years' experience in the High-Tech & Manufacturing industries, holding board-appointed C-level responsibilities in Fortune 200 companies as well as startups, her expertise spans sales, marketing and product management with a tremendous record of delivering profitable growth. Today she is the Chief Revenue Officer at Fictiv, a digital manufacturing company that delivers on-demand custom manufacturing to some of the largest enterprises as well as most innovative startups in the world. During the last five years she has helped Fictiv achieve hypergrowth. Prior to Fictiv, Joanne sat on the board of DecisionLink, was the SVP & Chief Marketing Officer at Jabil, a Fortune 200 Manufacturing Solutions Company and held Sales & Marketing roles at tech giants HP, Dell and CA to make significant impact in each company.			
Charles Salameh Ontario, Canada Age: 60 Status: Not Independent	September, 2023	9/9	322,812
Mr. Salameh has been the Chief Executive Officer for Sangoma since September 1, 2023. Charles is a seasoned technology executive with more than three decades of international expertise, with a storied career spanning the Information Technology and Network industries. His notable contributions include pivotal roles in the global evolution of Infosys' Strategic go-to-market programs, SVP of Hewlett Packard Services Americas business, and occupying various high-ranking positions at DXC, Nortel Networks, and Bell Canada. Equipped with an MBA from the University of Toronto and a civil engineering degree, Charles combines robust academic foundations with his broad career experiences. Beyond his professional and academic accolades, he dedicates himself to advising the industry and passionately advocates for the advancement of technology.			
April Walker Pennsylvania, USA Age: 59 Status: Independent	July, 2024	9/9	—
Ms. Walker joined the Board in July 2024 and currently serves on the Compensation, Nominating, and Governance Committee. A senior technology executive with more than 30 years of experience, Ms. Walker has led global and national organizations in customer success, engineering, technology, and innovation across multiple Fortune 500 enterprises. From July 2022 to June 2024, she served as Senior Vice President of Customer Success at Salesforce. Prior to that, she was General Manager of Microsoft's U.S. Technology and Innovation Hubs. Ms. Walker also serves on the Board of Directors of Universal Display Corporation (Nasdaq: OLED) and is a member of the Wall Street Journal Board of Directors Council.			
Norman A. Worthington, III Florida, USA Age: 66 Status: Not Independent	March, 2021	9/9	6,431,733
Mr. Worthington has been the Chair of our Board of Directors since April 2021, following the StarBlue Acquisition. Mr. Worthington was also a Sangoma employee from February 2023 to September 2023 when he took over as the Company's Interim Executive Chair, and previously from April 2021 to May 15, 2022 to assist with the integration of StarBlue following the StarBlue Acquisition. Mr. Worthington previously served as the CEO of Star2Star Communications, LLC from 2006 to 2018, and again from January 2020 until March 31, 2021 and as the Executive Chairman of StarBlue from January 2018 to March 2021.			

Notes:

(1) Mr. Worthington beneficially owns, control or directs, directly or indirectly, these Common Shares through Old Town Gelato, LLC and Star2Star Holdings, LLC.

(2) Mr. Lederman beneficially owns, control or directs, directly or indirectly, these Common Shares in his own name and through NSG III S2S (Blocked) Subsidiary L.P., NSG III S2s (Unblocked) L.P. and NewSpring Growth Capital III-A2 LP.

8

Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Accounting/Financial	Financial Expert (for Audit Committee)	Governance / Risk	Sales & Marketing	M&A	Compensation / Human Resources	Innovation / Technology	Communications / SaaS	Other Public Company Board Experience	Executive Leadership	Strategic Planning
Allan Brett *Director (Lead Independent Director)*	X	X	X		X	X		X	X	X	X
Al Guarino *Director*	X	X	X	X	X	X	X	X	X	X	X
Marc Lederman *Director*	X	X	X		X	X		X		X	X
Joanne Moretti *Director*			X	X	X	X	X	X		X	X
Charles Salameh *Director and Chief Executive Officer*	X			X	X	X	X	X		X	X
April Walker *Director*	X			X	X	X	X	X	X	X	X
Norman A. Worthington *Director (Chair)*	X		X	X	X	X	X	X		X	X

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10 Corporate Cease Trade Orders or Bankruptcies To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For purposes hereof, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days. To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets. Personal Bankruptcies To the knowledge of the Corporation, no nominee proposed for election has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee. Penalties or Sanctions No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such nominee. Star2Star Stock Purchase Agreement The Corporation entered into a stock purchase agreement dated January 28, 2021 (the “Star2Star SPA”) to acquire all the shares of StarBlue Inc. from Star2Star Holdings, and Blue Face Holdings Limited (together, the “Sellers”). Under the terms of the Star2Star SPA, the Corporation agreed to fix the Board at five Directors. Additionally, as long as Mr. Worthington and his Affiliates (as defined in the Star2Star SPA) continue to own at least 50% of the Common Shares (i) issued under the Star2Star SPA to Star2Star Holdings, and (ii) distributed or distributable by Star2Star Holdings to Mr. Worthington, then Mr. Worthington, or another individual designated by Mr. Worthington if he is unable to serve as a Director, shall have the right to be one of the Star2Star Director nominees. Mr. Worthington shall serve as Chair of the Board until the earlier to occur of (i) such time that he is no longer physically or mentally capable to serve in such capacity, (ii) such time as he no longer owns, directly or indirectly, at least 15% of the issued and outstanding Common Shares, and (iii) he is no longer a member of the Board. Star2Star Holdings, in its capacity as the Seller Representative (as defined in the Star2Star SPA) agreed to increase the size of the Board to seven.

11 The foregoing summary is qualified in its entirety by reference to the provisions of the Star2Star SPA, a copy of which is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca 3 Appointment of Auditors The audit committee of the Corporation (the “Audit Committee”) recommends to the Shareholders that KPMG LLP (“KPMG”) be appointed as the independent auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors. KPMG has been the auditor of the Corporation since September 27, 2022. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG's remuneration. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG’s remuneration. Audit Committee Information Reference is made to the Corporation’s current annual information form (“AIF”) for information relating to the Audit Committee, as required under Form 52-110F1 – Audit Committee Information Required in an AIF. The AIF is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Upon request, the Corporation will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation. 4 Approval of the Amended and Restated Omnibus Plan The Board has approved the adoption of an amended and restated omnibus equity incentive plan (the “Amended and Restated Omnibus Plan”), which it believes is in the best interests of Sangoma and Shareholders. A description of the key terms of the Amended and Restated Omnibus Plan, which is qualified in its entirety by reference to the full text of the Amended and Restated Omnibus Plan attached hereto as Schedule "B", can be found under the heading “Equity Incentive Plan” below. If adopted, the Amended and Restated Omnibus Plan will amend and restate the Corporation’s existing omnibus equity incentive plan dated December 13, 2022 (the “Current Omnibus Plan”) in its entirety, except that any awards granted pursuant to the Current Omnibus Plan will continue to be governed by the Current Omnibus Plan. Proposed Amendments Under the Current Omnibus Plan, the maximum number of Common Shares that may be issued pursuant to the Current Omnibus Plan is 10% of the total number of issued and outstanding Shares from time to time. Under the Amended and Restated Omnibus Plan the maximum number of Common Shares that may be issued pursuant to the Amended and Restated Omnibus Plan (including, for greater certainty, in respect of any awards issued under the Current Omnibus Plan that are outstanding as of the date the Amended and Restated Omnibus Plan becomes effective) shall be fixed at 2,785,227, representing approximately 8% of the issued and outstanding Common Shares as of the date of this Circular. The Amended and Restated Omnibus Plan also provides that that (a) the Corporation shall not make grants of awards to non-employee directors, if after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant under all of the Corporation’s security-based compensation arrangement, would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (b) within any one financial year of the Corporation, the aggregate fair market value on the date of grant of all awards granted to any one non- employee director under all of the Corporation’s security-based compensation arrangements shall not exceed $150,000, provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer

12 or other director fees. The limitation described in clause (b) above is not included in the Current Omnibus Plan. As of November 5, 2025, there were an aggregate of 1,185,227 awards outstanding under the Current Omnibus Plan (representing approximately 3.6% of our issued and outstanding Common Shares on that date), which would leave approximately 1,600,000 Shares (representing approximately 4.8% of our issued and outstanding Common Shares on that date) reserved and available for issuance under the Amended and Restated Omnibus Plan for the settlement of awards that may be granted in the future (assuming a payout multiplier of 1x for the performance-based awards). If the Amended and Restated Omnibus Plan is approved by Shareholders at the Meeting, based on the 33,139,165 Common Shares issued and outstanding, the 661,967 Common Shares (representing 1.99% of the issued and outstanding Common Shares) reserved for issuance under the Company's ESPP and the 359,286 Options (representing 1.08% of the issued and outstanding Shares) outstanding under the Company's Legacy Option Plan, in each case as of November 5, 2025, a total of 3,806,480 Common Shares will be reserved and available for issuance pursuant to the settlement of awards granted under all of the Company's security-based compensation plans (representing approximately 11.5% of the issued and outstanding Common Shares). All of the Options expire by the end of Fiscal 2027, and are currently all out-of-the-money. Except as described above, the Amended and Restated Omnibus Plan is identical in all material respects to the Current Omnibus Plan. Shareholder Approval Pursuant to the terms of the Current Omnibus Plan, Shareholder approval is required for the adoption of the Amended and Restated Omnibus Plan. Accordingly, at the Meeting Shareholder will be asked to vote for or against the ordinary resolution attached as Schedule “A” to this Circular. The resolution regarding the approval of the Amended and Restated Omnibus Plan must be passed by the majority of the votes cast by Shareholders present or represented by proxy who are entitled to vote at the Meeting. If the Amended and Restated Omnibus Plan is not approved at the Meeting, the Current Omnibus Plan will remain in place on its current terms, unamended. The Board has determined that the Amended and Restated Omnibus Plan is in the best interests of Sangoma and Shareholders and recommends that Shareholders vote FOR the resolution attached as Schedule “A” to this Circular approving the Amended and Restated Omnibus Plan. 5 Other Business Management is not aware of any other business to come before the Meeting other than as set forth in the Notice. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter. COMPENSATION Compensation Governance Compensation, Nominating and Governance Committee The CNGC is composed of Marc Lederman (Chair), Joanne Moretti and April Walker, directors of the Corporation, all of whom are considered “independent”, as that term is defined in National Instrument 52- 110 – Audit Committees. As set out in the directors’ biographies, each of the members of the CNGC has direct experience that is relevant to his responsibilities on the CNGC. The duties of the CNGC as they relate to compensation include developing and monitoring the Corporation’s overall approach to compensation issues and, subject to approval by the Board, implementing and administering a system of compensation which reflects superior standards of

13 compensation practices. Periodically, the CNGC will review the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director. The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNGC, which includes the following duties: A. Corporate Governance and Compliance (1) to develop and monitor the Corporation’s overall approach to corporate governance compensation issues and, subject to approval by the Board, to implement and administer a system of corporate governance and compensation which reflects superior standards of such practices and to continue to develop the Corporation’s approach to such issues; (2) to undertake an annual review of corporate governance and compensation issues and practices as they affect the Corporation and make a comprehensive set of recommendations to the Board during each calendar year; (3) to advise the Board or any committees of the Board of corporate governance and compensation issues which the Committee determines ought to be considered by the Board or any such committee; (4) to review with the Board on a regular basis but not less than annually, the Board Charter, the charter of each of the committees of the Board and the methods and processes by which the directors fulfill their respective duties and responsibilities, including without limitation: i. the number and content of meetings of the directors; ii. the number of meetings of the independent directors at which members of management are not present; iii. the annual schedule of issues to be presented to the Board at its meetings or those of its committees; iv. material which is to be provided to the Board generally and with respect to meetings of the Board; and v. the communication process between the Board and Management; (5) to adopt and implement a communications policy for the Corporation as well as a black-out policy for directors, executives, and employees of the Corporation; (6) to recommend to the Board for adoption a business code of conduct to ensure ethical behavior and compliance with laws and regulations, to monitor compliance with such code of conduct and to consider and, if deemed appropriate, provide waivers from compliance with the code; (7) to recommend to the Directors certain human resources and compensation policies and guidelines; (8) to recommend to the Board a system which enables a committee or an individual director to engage separate independent counsel and advisors at the expense of the Corporation in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof; B. Engagement / Compensation of Senior Executives (9) to ensure that the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the Chief Executive Officer in this regard; (10) to develop a position description for the Chief Executive Officer and to ensure that policy guidelines and systems are in place to provide for a comprehensive annual review of the performance of the Chief Executive Officer; (11) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and to evaluate the Chief Executive Officer’s performance in light of these goals and objectives; (12) to set the annual salary, bonus, and other benefits, direct and indirect, of the Chief Executive Officer, Named Executive Officers (as defined below) and other senior executive officers who report directly to the Chief Executive Officer, provided that the Chief Executive Officer may not be present during voting or deliberations on his or her compensation; (13) to implement and administer human resources and compensation policies approved by the directors concerning the following:

14 i. executive compensation, employment and related contracts, stock option plans, deferred share plans and other incentive and equity-based plans; and ii. proposed personnel changes involving NEOS and senior executive officers reporting to the Chief Executive Officer; (14) from time to time to review with the Chief Executive Officer, the Corporation’s broad policies on compensation for all employees and overall labour relations strategies; (15) review and make recommendations to the Board with respect to awards under any incentive compensation or equity-based plans of the Corporation; (16) to develop and implement a process for assessing the effectiveness of the compensation policies and practices of the Corporation and to report and make recommendations to the Board thereon; (17) to the extent the Committee deems appropriate, oversee the selection of any peer group used in determining compensation or any element of compensation; (18) consider the level of diversity, equity and inclusion among senior management in accordance with the Corporation’s Diversity Policy through continuously monitoring the level of diversity, equity and inclusion (including, but not limited to, diversity of gender (including the level of female representation), race and ethnicity) among senior management and, where appropriate, recruiting qualified diverse candidates (including, but not limited to, qualified female candidates) as part of the Corporation’s overall recruitment and selection process to fill senior management positions, as the need arises, through vacancies, growth or otherwise; C. Board Member Candidates and Board Assessments (19) to adopt a process to determine what competencies and skills the Board should possess given the nature of the business of the Corporation; (20) to assess the competencies and skills of each existing director, with a view to assessing the Board as a whole for the purpose of, in part, facilitating effective decision making by the Board; (21) to develop a position description for the chairman of the Board (the “Chairman”) and to assess the performance of the Chairman; (22) to identify and recommend qualified individuals to become new members of the Board, giving due consideration to: i. the competencies and skills that the board considers to be necessary for the Board, as a whole, to possess; ii. the competencies and skills that the Board considers each existing director to possess; and iii. the competencies and skills each new nominee will bring to the boardroom; (23) to develop and implement an orientation and educational program for new recruits to the Board to familiarize new directors with the business of the Corporation, its management and professional advisers and its facilities as well as to inform such recruits of the contribution they are expected to make including, but not limited to, the commitment of time and energy that the Corporation expects from its directors; (24) to provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remain current; (25) to develop and implement a process for assessing the effectiveness of the Board, individual directors, Board committees and the chairs thereof and to report and make recommendations to the Board thereon; (26) to review and assess the Committee’s performance, effectiveness, and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Committee will conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board, including any recommended changes to this Charter and to the Corporation’s policies and procedures; (27) to recommend the slate of directors to be nominated for election at the annual meeting of shareholders; (28) to review periodically the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director; and (29) to consider the level of diversity, equity and inclusion on the Board in accordance with the Corporation’s Diversity Policy through continuously monitoring the level of diversity, equity and inclusion (including, but not limited to, the level of female representation) on the Board and, where

15 appropriate, recruiting qualified diverse candidates (including, but not limited to, qualified female candidates) as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise. Overview The following discussion describes the significant elements of the compensation of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Legal & Administrative Officer and Chief Technology Officer (collectively, “named executive officers” or “NEOs”) for Fiscal 2025, namely: • Charles Salameh, Chief Executive Officer; • Jeremy Wubs, Chief Operating Officer; • Larry Stock, Chief Financial Officer; • Samantha Reburn, Chief Legal & Administrative Officer; and • Nenad Corbic, Chief Technology Officer; Effective February 27, 2023, Mr. Worthington was appointed Interim Executive Chair, to step in temporarily in place of the Chief Executive Officer. As of September 1, 2023, the Corporation appointed Mr. Salameh as the new Chief Executive Officer and Mr. Worthington resumed his role as Chair of the Board. Mr. Wubs was appointed as the Chief Operating Officer on September 11, 2023. Compensation Discussion and Analysis Compensation Objectives The specific objectives of the Corporation’s compensation program for executive officers are as follows: • to attract and retain talented executive officers; • to align the interests of executive officers with those of the Corporation’s Shareholders; and • to link individual executive compensation to the performance of both the Corporation and the individual executive officer. The Corporation’s compensation program is currently designed to reward executive officers for: • superior corporate performance relative to pre-set internal and corporate objectives; and • exceptional levels of individual performance consistent with, and contributing to, the achievement of the Corporation’s strategic goals. The CNGC has worked closely with the Corporation's Board and Chief Executive Officer to design an executive officer compensation program to achieve the following objectives: • to attract and retain talented, high-performing and experienced executive officers who provide meaningful contributions to the success and growth of our Corporation; • to motivate our executive officers to achieve our corporate and financial objectives; and • to align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business. The Corporation will continue to evaluate and develop the executive compensation program on an annual basis to ensure it remains competitive and aligns with the interests of our stakeholders. Compensation Consultant With respect to Fiscal 2025 compensation, the Company used the compensation research provided by Compensia, an independent consulting firm, which was retained to provide services in connection with executive officer and director compensation matters, including, among other things, to: • develop a compensation peer group for the purposes of benchmarking executive and director pay along with a summary of peer company compensation program design practices;

- benchmark executive and director pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within our industry;

- develop a market-based compensation framework to guide pay decisions; and

- conduct research on the incentive program structure.

Compensia was initially retained on June 10, 2022 and provides updated compensation research to the Company, typically on a bi-annual basis. Compensia is scheduled to provide updated compensation research in Fiscal 2026.

The CNGC considered the information last provided by Compensia. The final decisions relating to compensation and incentive plan design were made by, and are the responsibility of, the CNGC.

The following table summarizes the fees billed by independent compensation consultants in respect of services provided to the Corporation in Fiscal 2025 and 2024:

Type of Fee	2025	2024
Executive Compensation-Related Fees	-	$22,560
All Other Fees	-	-

Compensia does not provide any services to the Corporation other than directly to the CNGC or as approved and overseen by the CNGC.

For Fiscal 2025, the Corporation, together with Compensia, determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies: 8x8, Bandwidth, Brightcove, Cambium Networks, Coveo Solutions, Domo, Haivision Systems, Kaltura, LivePerson, Nuvera Communications, ON24, Ooma, Optiva, Ribbon Communications, Synchronoss Technologies, Vecima Networks, Veritone and Weave Communications.

Principal Elements of Compensation

The executive compensation program is intended to provide executives with an appropriate and competitively balanced mix of guaranteed cash (base salary) and performance-based (short-term – annual cash bonus; long-term – equity awards) incentive compensation. Short and long-term incentive awards are determined by the achievement of annual individual performance objectives and the performance of the Corporation. The Corporation's executive compensation mix (the proportion of base salary, short and long-term incentive awards) is designed to reflect the relative impact of the executive's role on the Corporation's performance and considers how the compensation mix aligns with long-term shareholder value creation. For Fiscal 2025, payouts to NEOs were based on the CNGC's assessment of performance based on expected revenues, adjusted EBITDA, and various other measures of individual performance throughout the year. Executives are eligible to receive a mix of restricted share units ("**RSUs**"), performance share units ("**PSUs**") and options, in satisfaction of the long-term incentive portion of their compensation.

Compensation Risk

The CNGC's oversight includes setting objectives and evaluating individual and overall corporate performance and ensuring that total compensation for executive officers, including NEOs, is fair, reasonable and consistent with the objectives of the Corporation's compensation program, and considers the implications of the risks associated with the Corporation's compensation policies and practices.

To mitigate risks associated with the compensation program and practices that could encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risks, the Corporation has implemented various policies and procedures, including:

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17 • an insider trading policy that prohibits all Directors, officers, employees contractors and consultants from (i) selling “short” the Corporation’s securities, (ii) purchasing or selling derivate securities, or (iii) any hedging or monetization transactions; • a compensation clawback policy (the "Compensation Clawback Policy") that recoups incentive compensation from executives that was previously paid or awarded under certain circumstances, including in order to comply with the requirements stipulated by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ; • a significant portion of total executive compensation being satisfied through long-term incentives, which focuses our executives on sustained, long-term shareholder value creation; and • the CNGC has oversight of the total value awarded to each executive through the approval of the total compensation package, including any incentive awards, and reviews the current compensation program on an annual basis to identify and address any compensation related risks. Compensation Clawback Policy To further align management's interests with those of our Shareholders and to comply with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ (the “NASDAQ Listing Rules”), the Corporation has adopted a Compensation Clawback Policy which provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers (as defined in the Compensation Clawback Policy) of the Corporation in the event that the Corporation is required to prepare an accounting restatement. The Compensation Clawback Policy applies to any incentive-based compensation awarded to and received by executives, including any awards granted on or before October 2, 2023. Additionally, the Compensation Clawback Policy provides that if the Corporation is required to prepare an accounting restatement as a result of misconduct then, in accordance with Section 304 of the Sarbanes- Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer shall reimburse the Corporation for (i) any bonus or other inventive-based or equity-based compensation received during the 12-month period following the date of the financial document, and (ii) any profits realized from the sale of the Corporation's securities during such 12-month period. The foregoing description of the Compensation Clawback Policy is a summary only and is qualified in its entirety by reference to the full text of the Compensation Clawback Policy. Stock Awards The Corporation has adopted the Current Omnibus Plan which allows the CNGC to grant long-term stock Options, RSUs, PSUs and DSUs to eligible participants in order to attract, retain and motivate qualified Directors, officers, employees and consultants of the Corporation. For Fiscal 2025, the CNGC awarded a mix of RSUs and PSUs to each of the Corporation's executive officers. At the Meeting, Shareholders will be asked to approve the adoption of the Amended and Restated Omnibus Plan to replace the Current Omnibus Plan. See “Matters to Be Acted Upon at the Meeting - Approval of Amended and Restated Omnibus Equity Incentive Plan”. Performance Graph The graph below compares the cumulative total Shareholder return (“TSR”) over the five most recently completed financial years of C$100 invested in Common Shares with the cumulative total return of the S&P/TSX Composite Index for the same period.

18 _______________ Notes: (1) Includes certain adjustments to reflect the consolidation of common shares on a 1:7 basis that took place on November 2, 2021 after the Corporation graduated to the TSX and commenced trading on a 7:1 post consolidated basis on November 8, 2021. The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the retail or any other comparable industry, and are therefore not directly comparable with the Corporation. During the period, the cumulative TSR for C$100 invested in shares was C$76.31, while the cumulative total return on the S&P/TSX Composite Index was C$163.94. Our compensation program is accordingly designed to align with the long-term success of the Corporation with a focus on incentivizing performance for executing against our long-term growth strategy. The CNGC believes that the current compensation program for NEOs will ensure that our compensation program and individual executive compensation continues to align with the interest of Shareholders. Compensation – Named Executive Officers The total compensation for each NEO in respect of Fiscal 2025 is set out below under “Summary Compensation Table – Named Executive Officers”. 1 Base Salary Each NEO’s base salary is determined by assessment of the executive’s performance and is intended to reward the skill, knowledge and experience of the NEO and reflect the level of responsibility and the expected contribution to the Corporation from that executive. Adjustments to base salaries are determined annually following the end of each fiscal year and may be increased by the CNGC in their discretion, based on the executive’s and Corporation’s achievement of certain objectives, along with an assessment of the competitiveness of the then current compensation. Additionally, base salaries may be adjusted throughout the year if necessary to reflect promotions or other changes to an executive officer’s role or responsibilities, as well as to respond to external market conditions.

19 Name Principal Position Base Salary Charles Salameh Chief Executive Officer $550,000 (1) Larry Stock Chief Financial Officer $370,000 Jeremy Wubs Chief Operating Officer $400,000 Samantha Reburn Chief Legal & Administrative Officer $300,000 Nenad Corbic Chief Technology Officer $302,500 _______________ Notes: (1) Mr. Salameh did not receive any compensation for serving in his role as a Director. 2 Short-Term Incentives The Corporation has a discretionary annual cash bonus plan for the NEOs and other executive officers of the Corporation which may vary, based on the individual’s position and contribution to the performance of the Corporation and the annual performance of the Corporation. The performance-based annual bonuses are paid in cash and are designed to motivate and reward the executive officers for achievements as measured against a set of objectives predetermined by the CNGC. The short-term incentive structure is designed to strongly align with overall corporate performance and for Fiscal 2025, 100% of annual bonuses were weighted to revenue and Adjusted EBITDA targets. Targets are set in the first quarter of the fiscal year based on the Corporation's annual budget and strategic plan. The Corporation does not disclose such annual targets as we believe it would negatively affect our competitive position in the market. Revenue and Adjusted EBITDA growth were selected as they are core metrics that drive shareholder alignment and long-term value creation. In particular, revenue was selected as it is the single most important metric that drives shareholder alignment and long-term value creation, and reflects the Corporation's commitment to focus on growth. Short-term incentives are focused on key drivers of value creation and payout opportunity is capped at 150% of target. For Fiscal 2025, the Board’s Compensation Committee determined that the Company did not meet the minimum performance thresholds for either revenue or Adjusted EBITDA required to trigger payment under the annual incentive plan. As a result, no NEO received an annual cash bonus for fiscal 2025. This outcome reflects the Company’s pay-for-performance philosophy, under which incentive compensation is directly linked to the Company’s achievement of its financial and strategic objectives. Name Principal Position Total Bonus Earned ($) Charles Salameh Chief Executive Officer $— Larry Stock Chief Financial Officer $— Jeremy Wubs Chief Operating Officer $— Samantha Reburn Chief Legal & Administrative Officer $— Nenad Corbic Chief Technology Officer $— For Fiscal 2026, the Board has maintained the same structure for the Company’s short-term incentive program for NEOs, with 100% of annual bonus eligibility tied to the achievement of corporate performance targets. Specifically, the performance metrics continue to be revenue and Adjusted EBITDA, reflecting the Company’s commitment to profitable growth, financial discipline, and operational execution. Fiscal 2025 base salaries were as follows:

20 These metrics were selected because they are objective, measurable, and aligned with the Company’s strategic plan and shareholder interests. 3 Long Term Incentive Plan Equity-based awards allow the Corporation to motivate and retain our executive officers for their ongoing contributions to the Corporation. We believe that in providing a significant portion of an executive's total compensation in the form of long-term incentives, we are ensuring the continued alignment of management and Shareholder interests. In connection with the grants of equity-based awards, the CNGC determines the grant size and terms for the Chief Executive Officer, and all other NEOs, on the recommendation of the CEO. As part of their ongoing review of the Corporation's overall compensation practices, the CNGC will be determining the precise go-forward structure of long-term incentive compensation both in terms of quantum and instrument mix. In Fiscal 2025, executives were awarded a combination of 50% RSUs and 50% PSUs. Our long-term incentives are focused on value creation, and achievement of such long-term incentives is based on the Corporation's total shareholder return as compared to the Russell 2000. The payout opportunity for NEOs is capped at 150% of target, and the CNGC considers previous grants when determining an new grants.

Summary Compensation Table – Named Executive Officers

The following table sets forth the compensation earned by the NEOs in respect of Fiscal 2025, Fiscal 2024 and Fiscal 2023.

						Non-equity incentive plan compensation		**Pension value ($)**	**All other compensation ($)(6)**	**Total compensation ($)**
Name and Principal Position	**Fiscal Year**	**Salary ($)**		**Share-based awards ($)**	**Option-based awards ($)**	**Annual incentive plans ($)**	**Long-term incentive plans ($)**			
Charles Salameh Chief Executive Officer	2025	$550,000		$717,449	—	$—	—	—	—	**$1,267,449**
	2024	$460,066	(1) (2)	2,021,382	—	$440,663	—	—	—	**$2,922,111**
	2023	$—		$—	—	$—	—	—	—	**$—**
Jeremy Wubs Chief Operating Officer	2025	$400,000	(2) (3)	$434,818	—	$—	—	—	—	**$834,818**
	2024	$319,892		459,405	—	$182,316	—	—	—	**$961,613**
	2023	$—		$—	—	$—	—	—	—	**$—**
Larry Stock Chief Financial Officer	2025	$370,000		$407,641	—	$—	—	—	—	**$777,641**
	2024	$355,000		$229,703	—	$189,088	—	—	—	**$773,791**
	2023	$304,808	(4)	$225,802		$240,000	—	—	—	**$770,610**
Samantha Reburn Chief Legal & Administrative Officer	2025	$300,000		$326,113		$—	—	—	—	**$626,113**
	2024	$221,400		$144,381		$75,523	—	—	—	**$441,304**
	2023	$164,274		$117,516		$75,000	—	—	—	**$356,790**
Nenad Corbic Chief Technology Officer	2025	$302,500		$217,409	—	$—	—	—	—	**$519,909**
	2024	$290,816		$183,762	—	$113,965	—	—	—	**$588,543**
	2023	$239,317	(5)	$225,802		$157,500	—	—	—	**$622,619**

Notes:

(1) Mr. Salameh joined the Corporation as CEO on September 1, 2023. His Fiscal 2024 base salary represents an annualized base salary of $550,000.

(2) For Fiscal 2024, 80% of the CEO's short-term incentive and 50% of the COO's short-term incentive were guaranteed. Beginning in Fiscal 2025, no portion of their bonuses were guaranteed.

(3) Mr. Wubs joined the Corporation as COO on September 11, 2023. His Fiscal 2024 base salary represents an annualized base salary of $400,000.

(4) Mr. Stock served as Chief Corporate Officer until October 3, 2022. Effective as of October 3, 2022, Mr. Stock was named Chief Financial Officer. Represents a base salary of $250,000 for the period of July 1, 2022 to October 3, 2022 and $340,000 for the period of October 3, 2022 to June 30, 2023.

(5) Represents a base salary of C$275,000 for the period of July 1, 2022 to October 20, 2022 and C$340,000 for the period of October 20, 2022 to June 30, 2023.

(6) None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

21

Table of Compensation Securities for NEOs

The following table describes the outstanding share-based awards and option-based awards held by NEOs as at June 30, 2025.

Option-based Awards					Shared-based Awards		
Name and Principal Position	Number of shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)[5]	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)[6]	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles Salameh Chief Executive Officer	—	—	—	—	459,800	$2,846,162	—
Jeremy Wubs Chief Operating Officer	—	—	—	—	186,250	$1,152,888	—
Larry Stock Chief Financial Officer	21,428	17.34[1]	2026-06-30	—	160,625	$994,269	—
	15,000	14.23[2]	2027-03-31	—			
Samantha Reburn Chief Legal & Administrative Officer	7,000	14.23[2]	2027-03-31	—	108,125	$669,294	—
	8,000	8.47[3]	2027-06-30	—			
Nenad Corbic Chief Technology Officer	17,857	11.40[4]	2026-06-03	—	115,000	$711,850	—
	21,428	17.34[1]	2026-06-30	—			
	15,000	14.23[2]	2027-03-31	—			

Notes:

(1) Based on an exercise price of C$21.49 per Common Share converted to US$17.34 using an exchange rate of 0.8068, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(2) Based on an exercise price of C$17.78 per Common Share converted to US$14.23 using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(3) Based on an exercise price of C$10.92 per Common Share converted to US$8.47 using an exchange rate of 0.7760, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(4) Based on an exercise price of C$15.40 per Common Share converted to US$11.40 using an exchange rate of 0.7405, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(5) Amounts shown represent the difference between the closing price of the Common Shares on the TSX on June 30, 2025, being C$8.44 per Share converted into $6.19 per Common Share using an exchange rate of 0.7330, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2025 and the option exercise price, and multiplying that amount by the number of vested options.
(6) Amounts shown represent the closing price of the Common Shares on the TSX on June 30, 2025, being C$8.44 per Share converted into $6.19 per Common Share using an exchange rate of 0.7330, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2025, multiplied by the number of unvested RSUs and PSUs.

22

23 Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers Name Principal Position Option based awards – value vested during the year ($)(1) Share-based awards – value vested during the year(2) Non-equity incentive plan compensation – value earned during the year ($)(3) Charles Salameh Chief Executive Officer – $1,239,238 $— Jeremy Wubs Chief Operating Officer – $270,813 $— Larry Stock Chief Financial Officer – $197,306 $— Samantha Reburn Chief Legal & Administrative Officer – $112,194 $— Nenad Corbic Chief Technology Officer – $170,225 $— _______________ Notes: (1) Amounts shown represent the difference between the closing price of the Common Shares on the TSX on June 30, 2025, being C$8.44 per Share converted into $6.19 per Common Share using an exchange rate of 0.7330, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2025 and the option exercise price, and multiplying that amount by the number of vested options. (2) Amount shown represent the closing price of the Common Shares on the TSX on June 30, 2025, being C$8.44 per Share converted into $6.19 per Common Share using an exchange rate of 0.7330, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2025, multiplied by the number of vested RSUs. (2) This amount represents the Total Bonus Earned in Fiscal 2025. See “Compensation – Named Executive Officers”. Employment Agreements – Named Executive Officers Each of our NEOs serves in their respective positions for an indefinite term. Below are the common elements of their employment arrangements, which are subject to mandatory employment and labour standards legislation and regulations as may be applicable to each NEOs’ employment with the Corporation. Termination “without cause” or resignation for good reason The Corporation may terminate Mr. Salameh at any time without cause or he may resign for good reason upon payment of: (i) 12 months base salary and (ii) the full annual target amount of the short-term bonus in effect for such fiscal year. In the case of Mr. Stock, Mr. Wubs and Ms. Reburn, they are each entitled to: (i) 12 months base salary, and (ii) any earned but unpaid short-term incentive payable on account of the fiscal year up to the termination date. In the event such termination occurs during the period three months before or ending twelve months after a Change in Control (as defined in the Amended and Restated Omnibus Plan), Mr. Salameh is entitled to (i) 150% of his annual base salary, (ii) 150% of the full annual target amount of the short-term bonus in effect for such fiscal year, and (iii) full vesting and lapse of any restrictions on his outstanding unvested equity awards. In the case of Mr. Stock, Mr. Wubs and Ms. Reburn, they are each entitled to receive (i) 12 months base salary, (ii) the full annual target amount of the short-term incentive bonus in effect for such fiscal year and (iii) the full vesting and lapse of any restrictions on all of their outstanding unvested equity awards. Mr. Corbic may be terminated without cause upon payment of all entitlements in accordance with the Ontario Employment Standards Act, 2000, as amended. Termination Benefits The following table sets out the estimated termination costs (other than for cause) for each of the NEOs assuming that the termination event took place on the last business day of the fiscal year ended June 30, 2025.

24 NEO Event Total(1) Charles Salameh Chief Executive Officer Termination without cause or resignation for good reason $1,754,421 Termination without cause or resignation for good reason following a change in control of the Corporation $4,496,162 Larry Stock Chief Financial Officer Termination without cause or resignation for good reason $508,200 Termination without cause or resignation for good reason following a change in control of the Corporation $1,649,169 Jeremy Wubs Chief Operating Officer Termination without cause or resignation for good reason $586,990 Termination without cause or resignation for good reason following a change in control of the Corporation $1,812,888 Samantha Reburn Chief Legal & Administrative Officer Termination without cause or resignation for good reason $394,355 Termination without cause or resignation for good reason following a change in control of the Corporation $1,089,294 Nenad Corbic Chief Technology Officer Termination without cause $294,077 ______________ Notes: (1) Amounts do not include accrued amounts for earned but unpaid vacation, prerequisites, allowances and benefits. Compensation of Non-NEO Directors In respect of Fiscal 2025, non-NEO Directors of the Corporation were entitled to be paid $60,000 as a cash retainer and $65,000 as an equity retainer as members of the Board, paid in the form of DSUs. We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

Summary Compensation Table – Directors The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2025. Name(1) Fees earned ($) Share- based awards ($)(2) Option- based awards ($) Non-equity incentive plan compensation ($) Pension value ($) All other compensation ($) Total ($) Allan Brett Director and Lead Independent Director (Member of the Audit Committee and the CNGC) $60,000 $65,000 — — — — $125,000 Al Guarino Director (Chair of the Audit Committee) $60,000 $65,000 — — — — $125,000 Marc Lederman Director (Member of the Audit Committee and Chair of the CNGC) $60,000 $65,000 — — — — $125,000 Joanne Moretti Director (Member of the CNGC) $60,000 $65,000 — — — — $125,000 April Walker Director (Member of the CNGC) $60,000 $65,000 — — — — $125,000 Norman A. Worthington Chair of the Board $60,000 $65,000 — — — — $125,000 _______________ Notes: (1) Mr. Salameh did not earn any compensation in his capacity as a Director. His compensation in his capacity as Chief Executive Officer in Fiscal 2025 is reflected in the section titled “Compensation – Named Executive Officers” above. (2) Represents the equity retainer paid in the form of DSUs under the Current Omnibus Plan. The grant date fair value for these DSUs is the same as the fair value determined for accounting purposes. Outstanding Share Based Awards and Option Based Awards – Directors The following table describes the outstanding share-based awards and option-based awards held by Directors as at June 30, 2025. 25

Option-based Awards						Share-based Awards		
Name	Number of shares underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money Options ($)	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Allan Brett *Lead Independent Director (Member of the Audit Committee and the CNGC)*	7,142	$26.97	(1)	2026-02-09	—	—	—	$294,316
	5,714	$18.63	(2)	2026-06-30	—			
Al Guarino *Director (Chair of the Audit Committee)*	7,142	$26.97	(1)	2026-02-09	—	—	—	$294,316
	5,714	$18.63	(2)	2026-06-30	—			
Marc Lederman *Director (Member of the Audit Committee and Chair of the CNGC)*	5,714	$18.63	(2)	2026-06-30	—	—	—	$294,316
Joanne Moretti *Director (Member of the CNGC)*	—	—		—	—	—	—	$219,918
April Walker *Director (Member of the CNGC)*	—	—		—	—	—	—	$66,394
Norman A. Worthington *Chair of the Board*	5,714	$18.63	(2)	2026-06-30	—	—	—	$294,316

Notes:

(1) Based on an exercise price of C$34.30 per Common Share converted to US$26.97 using an exchange rate of 0.7862, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(2) Based on an exercise price of C$23.73 per Common Share converted to US$18.63 using an exchange rate of 0.7849, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(3) Amounts shown represent the closing price of the Common Shares on the TSX on June 30, 2025, being C$8.44 per Share converted into $6.19 per Common Share using an exchange rate of 0.7330, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2025, multiplied by the number of DSUs.

26

27 Incentive Plan Awards – Value Vested or Earned During the Year – Directors Name Option based awards – value vested during the year ($) Share-based awards – value vested during the year Non-equity incentive plan compensation – value earned during the year ($) Allan Brett Lead Independent Director (Member of the Audit Committee and the CNGC) — $65,000 $60,000 Al Guarino Director (Chair of the Audit Committee and Member of the CNGC) — $65,000 $60,000 Joanne Moretti Director (Member of the CNGC) — $65,000 $60,000 Marc Lederman Director (Member of the Audit Committee and Chair of the CNGC) — $65,000 $60,000 April Walker Director (Member of the CNGC) — $65,000 $60,000 Norman A. Worthington Chair of the Board — $65,000 $60,000 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS The following table provides information as of the date of the end of Fiscal 2025, regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Option Plan. Other than the proposed ESPP, the Corporation does not have any equity compensation plans that have not been approved by Shareholders. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) Weighted-average exercise price of outstanding options, warrants and rights (US$) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#) Equity compensation plans approved by securityholders – Legacy Option Plan(1) 381,686 15.82 Equity compensation plans approved by securityholders – Current Omnibus Plan and ESPP(1) 1,389,784 Nil 2,228,821 Equity compensation plans not previously approved by securityholders Nil Nil Nil Total 1,771,470 $15.82 — _______________ Notes: (1) See “Equity Incentive Plans” for a description of the material features of the Legacy Option Plan, the Amended and Restated Omnibus Plan and the ESPP. (2) Represents 1,554,821 Shares (being approximately 4.67% of the Company's issued and outstanding Common Shares as at June 30, 2025) available for future issuance under the Current Omnibus Plan and 674,000 Shares (being approximately 2.03% of the Company's issued and outstanding Common Shares as at June 30, 2025) available for future issuance under the ESPP.

28 REPORT ON CORPORATE GOVERNANCE Maintaining a high standard of corporate governance is a top priority for the Board and the Corporation’s management as it believes that this will help create and maintain shareholder value in the long term. The Board has carefully considered its corporate governance practices against the corporate governance guidelines set out in National Policy 58-201 – Corporate Governance Guidelines and believes that the Corporation is well aligned with such guidelines. The Corporation has formally adopted a set of charters and corporate governance policies which are referred to throughout this Circular. The Chair of the Board is Mr. Norman A. Worthington and lead independent director is Allan Brett. Overview To achieve best practices and comply with applicable governance standards, the Corporation has adopted comprehensive corporate governance policies such as a: Code of Business Conduct and Ethics, Audit Committee Charter, CNGC Charter, Corporate Governance Committee Charter, Diversity Policy, Whistleblower Policy, Compensation Clawback Policy, Modern Anti-Slavery Policy and Insider Trading Policy. Independence of Directors Upon the election of the directors put forth for nomination at the Meeting, the Board will consist of a total of seven directors of which Allan Brett, Al Guarino, Marc Lederman, Joanne Moretti and April Walker are considered “independent” as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices. Charles Salameh is not considered independent as he is an executive officer of the Corporation and Norman A. Worthington (Chair of the Board) is not considered independent as he served as Executive Chair within the last three years. The independent board members meet independently with the auditors annually and otherwise as necessary throughout the year. Based on the breadth and depth of their experience, the Corporation’s independent Directors each play an important leadership role on the Board and have considerable influence on decisions of the Board. All Directors, including the independent Directors, are invited to openly provide their thoughts and opinions. Each of the Board committees has an independent chair that takes a leadership role during meetings related to the scope of each committee's mandate. In addition, the independent Directors are empowered to meet as necessary throughout the year. None of the proposed directors serve on the board of directors of a reporting issuer or the equivalent in a foreign jurisdiction. Lead Independent Director In 2023, Mr. Brett was appointed lead independent Director of the Corporation. The Board has developed a written position description for the lead independent Director and considers the lead independent Director to be primarily responsible for providing independent and capable leadership. Chair of the Board The Board has developed a written position description for the Chair of the Board. The Chair has four primary roles: (a) to act as the chair of the meetings of the shareholders and as the presiding director at Board meetings and to manage the activities of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities; (b) to facilitate effective communications and relations with all stakeholders and the general public with particular emphasis on working with the Board and its appointees to facilitate timely decision- making; (c) to work as an advisor to the CEO and senior management team ensuring that the performance and information requirements of the Board are met; and (d) to act as one of the primary spokespersons for the Corporation. Orientation The Corporation has developed a directors’ handbook, which includes Board and Committee mandates, the Code of Business Conduct and Ethics for employees, insider trading policies and other relevant

29 information. All new directors are given this briefing upon their appointment. The material is reviewed and updated as required. Board Mandate The Board has approved a Board and Committee Mandates. The Board Mandate is appended as Schedule “C” of this Circular. Continuing Education Our Board recognizes ongoing director education as an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments. While directors take personal responsibility for staying current, the CNGC will ensure appropriate continuing education opportunities are available for our Directors to maintain the skill and knowledge necessary to fulfill their duties as directors. As part of the continuing education of directors, management has periodic meetings with the Directors at which executive management update the Directors on key business issues. Code of Business Conduct and Ethics The Board has adopted a written Code of Business Conduct and Ethics for its employees, officers, and directors. A copy of the Code of Business Conduct and Ethics may be found on SEDAR+ at www.sedarplus.ca. The Board will monitor compliance, including through receipt by the Audit Committee of reports of unethical behavior. See “Whistleblower Policy” below. Nomination of Directors The CNGC co-ordinates and manages the process of recruiting, interviewing, and recommending candidates to the Board. This CNGC has a formal written charter which outlines the CNGC’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board. In addition, the CNGC is given authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties. Term Limits The Board has not adopted director term limits, mandatory retirement ages or other automatic mechanisms. The CNGC seeks to maintain a Board composition that reflects a mix of the best skills and experience required to oversee the Corporation. The CNGC is also expected to conduct annual Board effectiveness assessments and report such results to the Board. Assessments The Board, through the CGNC, will regularly assess the overall performance of the Board, the committees, and the individual directors through a combination of formal and informal means, including the distribution of a Board Effectiveness Survey. The Board then takes whatever steps are necessary, based on the results of the Board Effectiveness Survey, to make any changes necessary to enhance the performance of the Board. Business Conduct and Ethics The Corporation has adopted a written Code of Business Conduct and Ethics that applies to all of our Directors, officers and employees, with the aim of maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation, including its subsidiaries. Our Code of Business Conduct and Ethics is an internally facing policy, designed to set out our expectations of our employees in how they conduct themselves in their business dealings on behalf of the Corporation and in the performance of their duties. This includes guidance in the areas of ethical conduct in dealing with customers, suppliers and co- workers; avoiding conflicts of interest; compliance with applicable laws; and reporting of any violations of the code itself.

30 Whistleblower Policy The Corporation’s whistleblower policy establishes procedures for employees to confidentiality and anonymously submit concerns to a third-party reporting system regarding any matter which an individual believes is in violation of the Code of Business Conduct and Ethics. Compensation Clawback Policy The Corporation's Compensation Clawback policy is designed to recoup incentive compensation from executives that was previously paid or awarded under certain circumstances, including in order to comply with the requirements stipulated by Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ. See "Compensation - Compensation Clawback Policy". Insider Trading Policy The Corporation’s Insider Trading Policy prohibits anyone with knowledge of material information in the affairs of the Corporation that has not been generally disclosed to the public from buying or selling any of the Corporation’s securities, informing anyone of such information or advising anyone to buy, sell, hold or exchange the Corporation’s securities (or any other securities who price or value may reasonably be expected to be affected by material information affecting the Corporation) or disclosing such information to a third party who does so profit. Diversity The Corporation believes in diversity and the potential for diversity in the composition of the Board and senior management of the Corporation, to advance the best interests of the Corporation. Having a Board composed of members with diverse skills, experience, backgrounds and perspective provides the Corporation with, among other things, a competitive advantage, a robust understanding of opportunities, issues and risks, inclusion of different concepts, ideas and relationships, enhanced decision-making and dialogue, and heightened capacity for oversight of the Corporation and its governance. In support of the Corporation’s commitment to diversity at the Board and senior management levels, the Board has adopted a diversity policy (the “Diversity Policy”) that emphasizes the Board’s belief in the importance of diversity and its recognition that the process applicable to determining the composition of the Board and senior management will have a significant impact on attracting and retaining individuals throughout the Corporation. Diversity, including the level of representation of women, will be considered by the Corporation, the Board and the CNGC in the identification and nomination of Directors and in the hiring of senior management. The Board has adopted processes for the nomination and evaluation of individuals as members of the Board and its committees that are based on objective merit-based criteria, and which afford due regard to the potential benefits of diversity. Similar processes are to be used for the hiring and evaluation of senior management of the Corporation. Currently, (a) one of our named executive officers is a woman, representing approximately 20%, as compared to 33% in Fiscal 2024, (b) 25 of our employees director-level and above are women, representing approximately 28%, and (c) two of seven directors are women, representing approximately 28.6% of all directors, unchanged from Fiscal 2024. The Corporation has not adopted a target regarding women in executive officer positions and directors who are women. The level of representation of women has been, and will continue to be, considered by the Corporation, the Board and the CNGC when making executive officer appointments. The CNGC will consider the level of female representation and diversity in senior positions as one of the factors in its search process. Management and the CNGC will continuously monitor the level of female representation in senior positions and specifically recruit qualified female candidates as the need arises. Targets or quotas based on specific criteria could limit the Board and management's ability to ensure that the overall composition of the Board and executive officers meets the needs of the Corporation and its Shareholders. The Board will review the Diversity Policy annually and assess its effectiveness in connection with the composition of the Board and senior management. The Corporation will annually report in our management information circular on the process we have used in relation to Board appointments and senior management hires and will include a summary of the Diversity Policy, and the progress we have made towards achieving its purpose. The Board, and the CNGC in particular, recognizes the importance and value of increasing diversity at the Board level. In addition, our Diversity Policy addresses the identification and nomination of female

31 directors and sets out the Board’s commitment to creating a diverse Board. Mr. Lederman became Chair of the CNGC in Fiscal 2023. In April 2023, we added Ms. Moretti to the Board, well ahead of our previously announced target of June 30, 2023. Subsequently, in furtherance of the Corporation's commitment to diversity and as outlined in our Fiscal 2023 management information circular, the CNGC identified an extremely qualified candidate, Ms. April Walker, who joined the Board on July 1, 2024. The CNGC has taken major steps towards increasing female representation on its Board and remains dedicated to furthering the Corporation's diversity, including at the Board level by continuing to look at opportunities. Committees of the Board In Fiscal 2025, the Board had two committees: (i) the Audit Committee, and (ii) the CNGC. During Fiscal 2025, the following directors served on the following committees with the following attendance: Director Audit CNGC Allan Brett Member (4/4) Member (3/3) Al Guarino Chair (4/4) Joanne Moretti Member (4/4) Marc Lederman Member (4/4) Chair (4/4) April Walker Member (1/1) _______________ Notes: (1) Mr. Brett resigned from the CNGC effective February 5, 2025, and Ms. Walker was appointed to the CNGC. Audit Committee The Audit Committee currently comprises Al Guarino (Chair), Allan Brett and Marc Lederman. Each member of the Audit Committee is independent and financially literate for purposes of National Instrument 52-110 – Audit Committees, the Listing Rules of NASDAQ (the “NASDAQ Listing Rules”) and U.S. federal securities laws. The Corporation’s AIF dated September 17, 2025, a copy of which is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca, contains further disclosure with respect to the Corporation’s Audit Committee. The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities, such as: • being directly responsible for overseeing the work of the external auditor; • reviewing the Corporation’s financial statements and related information; • reviewing procedures for the review of the Corporation’s public disclosure; and • reviewing management’s design, implementation and effective conduct of internal controls over financial reporting of disclosure controls and procedures. The Board considers the Chair of the Audit Committee to be primarily responsible for setting the tone for the Audit Committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running the meetings of the committee. CNGC The CNGC currently comprises Marc Lederman (Chair), Joanne Moretti and April Walker. Each member of the CNGC is an independent director. The responsibilities, powers and operation of the CNGC are set out in a written charter and are described in the section above “Compensation – Compensation and Nominating Committee”. The Board considers the Chair of the CNGC to be primarily responsible for setting the tone for the CNGC work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the CNGC’s operations, reporting to the Board on the CNGC’s decisions and recommendations, setting the agenda and running the meetings of the CNGC.

32 CEO Position Description The CEO is accountable to the Board for providing overall leadership and direction to the Corporation. The CEO has direct access to the Board. The CEO supports the Board and its mandate and is accountable for ensuring the Corporation operates within the policy and strategy framework established by the Board. The CEO provides advice and counsel to the Board in all matters impacting the Corporation and provides effective operational leadership to the management and staff of the organization Environmental, Social and Governance The Corporation understands that environmental, social and governance (“ESG”) matters are increasingly valued by its various stakeholders and is committed to reviewing and improving its ESG practices. The Board is responsible for monitoring the Corporation’s approach to ESG matters, including: (i) compliance with applicable environmental laws and regulations, (ii) actively promoting and supporting diversity and inclusion and (iii) promoting a culture that emphasizes and values ESG matters. The Corporation is currently developing an appropriate policy to further codify its commitment to ESG performance and transparency. Shareholder Engagement Both management and the Board encourage regular and constructive engagement directly with Shareholders. Certain members of the Board frequently contact a target list of the Corporation’s largest Shareholders to solicit feedback. Additionally, management regularly engages with Shareholders, including on a quarterly basis through annual and quarterly reports, news releases and our quarterly conference call, which is available to all Shareholders to review the financial and operating results of the most recently completed quarter. Several of our Management also regularly attend and speak at various investor conferences with groups of investors and potential investors. Shareholders are welcome to contact the Corporation’s senior management team by e-mailing us at: investorrelations@sangoma.com or by mail to: Investor Relations, Sangoma, 301 N Cattlemen Road, Suite 300, Sarasota, FL 34232. EQUITY INCENTIVE PLANS The Corporation currently has a legacy stock option plan (the “Legacy Option Plan”), an employee share purchase plan ("ESPP") and the Current Omnibus Plan. As described in “Matters to Be Acted Upon at the Meeting - Approval of Amended and Restated Omnibus Equity Incentive Plan”, the Corporation intends to replace the Current Omnibus Plan with the Amended and Restated Omnibus Plan subject to approval of the Amended and Restated Omnibus Plan at the Meeting. ESPP The material features of the ESPP are summarized below. The summary does not purport to be a complete description of all of the provisions of the ESPP. It is qualified in its entirety by reference to the complete text of the ESPP. Administration of the ESPP The ESPP will be administered by the Board, which may delegate its authority to a duly authorized committee of the Board (the “ESPP Plan Administrator”). Eligibility All employees of the Corporation and certain of the Corporation’s subsidiaries (including officers and directors of the Corporation who are also employees of certain of the Corporation’s subsidiaries but excluding employees who are ordinarily resident in certain jurisdictions designated by the ESPP Plan Administrator as “Excluded Jurisdictions”) whose regularly scheduled work week consists of at least 20 hours and who have completed three consecutive months of employment are eligible to participate in the ESPP.

33 An eligible employee may elect to participate in the ESPP by authorizing payroll deductions in an amount between 1% and 2% of his or her eligible compensation to be contributed to the ESPP. Such contributions are used to purchase Common Shares at the end of each offering period. Eligible employees may not purchase Common Shares under the ESPP which exceed a fair market value (determined by reference to the closing price of the Common Shares on the TSX) of US$25,000 at the time the purchase rights are granted per calendar year. Common Shares may be purchased under the ESPP for 90% of the fair market value of the Common Shares (determined by reference to the closing price of the Common Shares on the TSX) on the purchase date. Each offering period is six months in duration, commencing on January 15 and July 15 of each year. Insider Participation Limits The participation of insiders of the Corporation is limited under the ESPP such that (i) the number of Common Shares issuable to insiders of the Corporation pursuant to the ESPP and any other security- based compensation arrangement of the Corporation cannot exceed, at any time, 10% of the Corporation’s issued and outstanding Common Shares, and (ii) the number of Common Shares issued to insiders of the Corporation pursuant to the ESPP and any other security-based compensation arrangement of the Corporation cannot exceed, within any one year period, 10% of the Corporation’s issued and outstanding Common Shares. The ESPP prohibits purchases under the ESPP by employees of certain designated subsidiaries who are U.S. taxpayers and who, after giving effect to such purchases, would own, directly or indirectly, Common Shares possessing 5% or more of the total combined voting power or value of all the classes of the capital shares of the Corporation or of any parent, as defined in Section 424(e) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any subsidiary of the Corporation as defined in Section 424(f) of the Code. Non-Transferability Share purchase benefits and employee contributions may not be assigned, transferred, pledged or hypothecated in any way. Amendments and Termination The ESPP Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the ESPP in whole or in part, subject to any regulatory or TSX approval that may be required and provided that the ESPP may not be amended in any way that would (a) cause rights issued under the ESPP in respect of 423 Component Eligible Employees (as defined in the ESPP) to fail to meet the requirements for employee share purchase plans as defined in Section 423 of the Code or any successor thereto, including, without limitation, Shareholder approval if required; or (b) deprive a participant of any benefits that have accrued to the date of termination or which would cause or permit any Common Shares or employee contributions held pursuant to the ESPP to revert to or become the property of the Corporation (other than pursuant to the existing termination provisions). Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the ESPP: (a) increasing the number of Common Shares reserved for issuance under the ESPP, except pursuant to provisions of the ESPP that permit the ESPP Plan Administrator to make equitable adjustments in the event of certain transactions affecting the Corporation or its capital; (b) removing or exceeding the 10% limits on Common Shares issuable or issued to insiders; (c) increasing the 90% discount to the fair market value of the Common Shares which can be purchased under the ESPP; (d) permitting any interest in the Share purchase benefits or the employee contributions under the ESPP to be transferable or assignable; and (e) deleting or otherwise reducing the range of amendments which require approval of the shareholders. Except for the items listed above, amendments to the ESPP will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the holding, payment or withdrawal provisions of the ESPP or any Common Shares purchased pursuant to the ESPP, as applicable, (b) changing the length or frequency of the offering periods, (c) amending provisions to achieve tax, securities law and Participation

34 other compliance objectives in particular jurisdictions, which may include (but with respect to the Code Section 423 Component (as defined in the ESPP), only to the extent permitted by Section 423 of the Code and regulations thereunder), granting options to participants who are citizens or residents of a non- U.S. jurisdiction that are less favorable than the terms of purchase rights generally granted under the ESPP to employees resident in the United States; and (d) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error. Termination of Participation A participant may withdraw from participation in the ESPP at any time. Participation in the ESPP will terminate on a participant’s termination of employment, death, transfer to status other than an eligible employee, transfer to an excluded subsidiary or a change in the designation of a participant’s employer to an excluded subsidiary. Any employee contributions will be refunded within 30 days to the former participant or to his or her estate. The commencement of an approved leave of absence is not deemed a termination of employment until the later of (i) three months after the commencement of an approved leave of absence, and (ii) the earlier of the date that the participant’s approved leave of absence ends and the date the participant no longer has a statutory or contractual right to re-employment. Change in Control In the event of a Change in Control (as defined in the ESPP), appropriate adjustments shall be made to give effect thereto on an equitable basis in terms of issuance of shares of the Surviving Entity (as defined in the ESPP) or successor resulting from the Change in Control. If such Surviving Entity or Parent Entity (as defined in the ESPP) refuses to continue or assume outstanding purchase rights under the ESPP, or issue substitute rights for such outstanding rights, then the ESPP Plan Administrator may, in its discretion, either terminate the ESPP or shorten the offering period then in progress by setting a new purchase date for a specified date before the date of the consummation of the Change in Control. In the event of a change in the purchase date, each participant shall be notified in writing, prior to any new purchase date, that the purchase date for the existing offering period has been changed to the new purchase date and that the participant’s right to acquire Common Shares will be exercised automatically on the new purchase date unless prior to such date the participant’s employment has been terminated or the participant has withdrawn from the ESPP. In the event of a dissolution or liquidation of the Corporation, any offering period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board. Amended and Restated Omnibus Plan The material features of the Amended and Restated Omnibus Plan are summarized below. The following discussion is qualified entirely by the full text of the Amended and Restated Omnibus Plan, a copy of which has been appended to this Circular as Schedule “B”. Shares Subject to the Amended and Restated Omnibus Plan Subject to adjustments as provided for under the Amended and Restated Omnibus Plan, the maximum number of Common Shares available for issuance pursuant to awards granted under the Omnibus plan will not exceed 2,785,227 (the “Reserved Shares”), including, for greater certainty, Common Shares issued upon the exercise or settlement of any Awards granted under the Company’s Current Omnibus Plan that remain outstanding as of December 16, 2025. Insider Participation Limit The Amended and Restated Omnibus Plan provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares. Furthermore, the Amended and Restated Omnibus Plan provides that (a) the Corporation shall not make grants of awards to non-employee directors, if after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant under all of the Corporation’s security-based compensation arrangement, would exceed 1% of the issued and

35 outstanding Common Shares on a non-diluted basis, and (b) within any one financial year of the Corporation, the aggregate fair market value on the date of grant of all awards granted to any one non- employee director under all of the Corporation’s security-based compensation arrangements shall not exceed $150,000, provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the Board. Any Common Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Amended and Restated Omnibus Plan. Maximum Issuable to One Person Except for the insider participation limits set forth above, the Amended and Restated Omnibus Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise). Types of Awards The Amended and Restated Omnibus Plan provides for the grant of options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”, and together with the Options, RSUs and PSUs, the “Awards”). All Awards will be granted by an agreement or other instrument or document evidencing the Award granted under the Amended and Restated Omnibus Plan (an “Award Agreement”). Administration of the Amended and Restated Omnibus Plan The Amended and Restated Omnibus Plan will be administered by the Board, which may delegate its authority to any duly authorized committee of the Board (the “Plan Administrator”). The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Amended and Restated Omnibus Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine. In addition, the Plan Administrator shall interpret the Amended and Restated Omnibus Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Amended and Restated Omnibus Plan or any awards granted under the Amended and Restated Omnibus Plan as it deems appropriate. Eligibility All Directors, officers, consultants and employees are eligible to participate in the Amended and Restated Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Amended and Restated Omnibus Plan will be determined in the discretion of the Plan Administrator. Description of Awards Awards of Options, RSUs, PSUs and DSUs may be made under the Amended and Restated Omnibus Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Amended and Restated Omnibus Plan, and will generally be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Amended and Restated Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

36 An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares listed on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Amended and Restated Omnibus Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant. The Plan Administrator will have the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Amended and Restated Omnibus Plan, such as vesting conditions relating to the attainment of specified performance goals. Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Amended and Restated Omnibus Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having an aggregate fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Common Shares reserved for issuance under the Amended and Restated Omnibus Plan. Restricted Share Units A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Amended and Restated Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”). The number of RSUs (including fractional RSUs) granted at any particular time under the Amended and Restated Omnibus Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Corporation shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Amended and Restated Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year. Performance Share Units A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance Options

37 period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement. The Plan Administrator may, from time to time, subject to the provisions of the Amended and Restated Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”). The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Corporation to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Amended and Restated Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued for cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year. Deferred Share Units A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Corporation to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Amended and Restated Omnibus Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs. Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant or be subject to a one-year vesting. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Amended and Restated Omnibus Plan by the Corporation to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Dividend Equivalents RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Black-out Periods If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Amended and Restated Omnibus Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

38 Term The Board will set the term of Stock Options granted under the plan and such term cannot exceed ten years. While the Amended and Restated Omnibus Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Amended and Restated Omnibus Plan and any applicable Award Agreement, which may include an expiry date for a specific award. Termination of Employment or Services The following table describes the impact of certain events upon the participants under the Amended and Restated Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award Agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Corporation or any of its subsidiaries: Event Provisions Termination for Cause • Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Amended and Restated Omnibus Plan) shall be immediately forfeited and cancelled. • Any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. Resignation Termination without Cause Disability • Any award held by the participant that has not vested as of the date of the Disability (as defined in the Amended and Restated Omnibus Plan) of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time until the expiry date of such award. All other unvested awards shall be immediately forfeited and cancelled. Death • Any award held by the participant that has not vested as of the date of the death of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. All other unvested awards shall be immediately forfeited and cancelled. Notwithstanding the foregoing, the Plan Administrator may, in its discretion, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

39 Change in Control Under the Amended and Restated Omnibus Plan, except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and a participant: (a) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Amended and Restated Omnibus Plan), without any action by the Plan Administrator: (i) any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and (ii) any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. (b) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Corporation may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Amended and Restated Omnibus Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction. Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Corporation’s assets, (c) the dissolution or liquidation of the Corporation, (d) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board. Non-Transferability of Awards Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Amended and Restated Omnibus Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted. Amendments to the Amended and Restated Omnibus Plan The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Amended and Restated Omnibus Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Amended and Restated Omnibus Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Amended and Restated Omnibus Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Amended and Restated Omnibus Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.

40 Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested Shareholders), the approval of Shareholders is required to effect any of the following amendments to the Amended and Restated Omnibus Plan: (a) increasing the number of Common Shares reserved for issuance under the Amended and Restated Omnibus Plan, except pursuant to the provisions in the Amended and Restated Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital; (b) increasing or removing the 10% limits on Common Shares issuable or issued to insiders; (c) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Amended and Restated Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital; (d) extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period); (e) permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period); (f) increasing or removing the limits on the participation of non-employee directors; (g) permitting awards to be transferred to a person; (h) changing the eligible participants; and (i) deleting or otherwise limiting the amendments which require approval of the Shareholders. Except for the items listed above, amendments to the Amended and Restated Omnibus Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Corporation for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error. Anti-Hedging Policy Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them. Financial Assistance The Corporation will not provide financial assistance to participants under the Amended and Restated Omnibus Plan to facilitate payment of the exercise price of options. Legacy Option Plan Prior to shareholder approval of the Current Omnibus Plan on December 11, 2022, the Corporation granted options to acquire Shares to certain executive officers, employees and consultants under the Legacy Option Plan. No additional grants are made under the Legacy Option Plan, however all outstanding grants previously made under the Legacy Option Plan continue to be governed by the terms thereof. The material features of the Legacy Option Plan are summarized below. The following discussion is qualified entirely by the full text of the Legacy Option Plan.

41 The exercise price (which is payable in full upon exercise) shall be set by the Board in accordance with the applicable rules of the stock exchange upon which the Common Shares are listed at the date the option is granted and the term of any option shall not exceed five (5) years. The Board also approves the vesting period or periods of options granted under the Option Plan. The Corporation does not provide financial assistance to participants under the Option Plan to facilitate payment of the exercise price of options. The Option Plan also includes the following terms, among others: (a) the number of Common Shares reserved for issuance to any one person within a one- year period shall not exceed 5% of the outstanding Common Shares at the time of the grant (on a non-diluted basis); (b) the exercise price for each option shall be fixed by the Board but cannot be less than the “market price” on the date the option is granted. The “market price” is equal to the closing price of the Common Shares as reported by the stock exchange upon which the Common Shares are listed or other published market upon which the Common Shares are quoted or traded, on the day immediately preceding the day upon which the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for the day immediately preceding the day upon which the option is granted. If the Board determines that an option is to be granted at a future date “market price” shall be deemed to be the greater of the weighted average trading price of the Common Shares as reported for the five (5) trading days preceding the date of the grant and the Discounted Market Price (as defined under the policies of the TSX Venture Exchange) on the date of the grant; (c) options shall expire not more than five years from the grant date; (d) options terminate within a period of time following an optionholder ceasing to be a director, officer, employee or consultant of the Corporation or of a subsidiary of the Corporation. However, in the event of death, options will expire at the earlier of the end of the original option period or 180 days after the date of death; (e) the number of Common Shares issuable to insiders of the Corporation at any time pursuant to all of the Corporation’s share compensation arrangements shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis, and the number of Common Shares issued to insiders of the Corporation, within any one year period, pursuant to all of the Corporation’s share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis; (f) the number of Common Shares issuable to any one insider of the Corporation within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 5% of the outstanding Common Shares at the time of grant, on a non- diluted basis; (g) the number of options which may be issued to a consultant within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the outstanding Common Shares at the time of grant, on a non-diluted basis; (h) the number of options issued to an employee of the Corporation or a subsidiary that conducts investor relation activities under the Plan within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the Common Shares outstanding at the time of grant, on a non-diluted basis; (i) options are not transferable otherwise than by will or by the laws of descent and distribution, and options are exercisable, during the holder’s lifetime, only by the holder; and

42 (j) provisions for adjustment in the number of Common Shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the shares, a merger or other relevant changes in the Corporation’s capitalization. The Board may, with the approval of the TSX, NASDAQ and any other stock exchanges and regulatory authorities having jurisdiction over the affairs of the Corporation, at any time amend, revise or terminate the Option Plan if and when it is advisable in the discretion of the Board, except that the consent of an optionholder is required if such amendment, revision or termination would adversely affect the rights of such optionholder under any option granted to him, her or it.

43 Burn Rate The following table sets forth the annual burn rate, calculated in accordance with the rules of the TSX, in respect of the Current Omnibus Plan for the most recently completed financial year: Plan Fiscal 2025 Annual Burn Rate(1) 1.81% ______________ Notes: (1) The annual burn rate is calculated as follows and expressed as a percentage: the number of securities granted under the Current Omnibus Plan during the applicable fiscal year divided by the weighted average number of Common Shares of the Corporation outstanding for the applicable fiscal year, as required to be calculated and disclosed pursuant to Sections 613(p) and 613(d)(iii) of the TSX Company Manual. NASDAQ CORPORATE GOVERNANCE The Corporation is a “foreign private issuer” as defined under the NASDAQ Listing Rules. In such capacity, the Corporation is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules, and is permitted under NASDAQ Listing Rule 5615(a)(3) to follow home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ Listing Rules, the requirement to disclose third-party director and nominee compensation set forth in NASDAQ Listing Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in NASDAQ Listing Rule 5250(d), subject to several exceptions, including a requirement that the Corporation have an audit committee that satisfies NASDAQ Listing Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirements under the Exchange Act. The Corporation has reviewed NASDAQ’s corporate governance requirements and confirms that the Corporation is in compliance in all material respects with NASDAQ’s corporate governance standards. The manner in which the Corporation’s corporate governance practice differs from NASDAQ’s corporate governance requirements is further described in the Corporation’s NASDAQ Corporate Governance disclosure, which can be viewed on the Corporation’s website at www.sangoma.com INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries. INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE In Fiscal 2025, the Corporation purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance was $875,000 plus applicable taxes and fees and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $15,000,000 plus an additional $10,000,000 of Side A coverage. The D&O Policy has deductibles ranging from nil to US$5,000,000, depending on the type of claim being made. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims and claims for statutory liabilities. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Other than as described elsewhere in this Circular, to the knowledge of the Directors of the Corporation, no informed person of the Corporation, no proposed Director of the Corporation and no associate or affiliate of any such informed person or proposed Director, during the year ended June 30, 2025 has or has had any material interest, direct or indirect, in any transaction which has or would materially affect the Corporation or any of its subsidiaries.

44 For purposes hereof, “informed person” means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation, if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON Other than as described elsewhere in this Circular, to the knowledge of the Directors and executive officers of the Corporation, other than the election of Directors, no person who has been a Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, none of the proposed nominees for election as Directors of the Corporation, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. ADDITIONAL INFORMATION Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited comparative consolidated annual financial statements and Management’s Discussion and Analysis for the year ended June 30, 2025. Shareholders may contact the Chief Financial Officer of the Corporation at (905) 474-1990, or in writing at the registered address of the Corporation, to request copies of these documents. APPROVAL OF BOARD OF DIRECTORS The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the applicable regulatory authorities, have been approved by the directors of the Corporation. DATED as of November 5, 2025. SANGOMA TECHNOLOGIES CORPORATION Per: “Charles Salameh” Name: Charles Salameh Title: Chief Executive Officer and Director

A-1 Schedule A AMENDED AND RESTATED OMNIBUS EQUITY PLAN RESOLUTION BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT: 1. The amended and restated omnibus equity incentive plan (the “Amended and Restated Omnibus Plan”) of Sangoma Technologies Corporation (“Sangoma”), substantially in the form as set forth in Schedule “A” of Sangoma’s management information circular dated November 5, 2025 (the “Circular”) is hereby confirmed, ratified and approved as the omnibus long-term incentive plan of Sangoma and Sangoma has the ability to grant awards under the Amended and Restated Omnibus Plan. 2. The board of directors (the “Board”) of Sangoma is hereby authorized to make such amendments to the Amended and Restated Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Amended and Restated Omnibus Plan, the approval of the Shareholders. 3. Any one director or officer of Sangoma is hereby authorized and directed, acting for, in the name of and on behalf of Sangoma, to execute or cause to be executed, under the seal of Sangoma or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of Sangoma, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Schedule B AMENDED AND RESTATED OMNIBUS EQUITY PLAN See attached.

SANGOMA TECHNOLOGIES CORPORATION AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE PLAN DECEMBER [l], 2025 B-1

Article 1 PURPOSE ................................................................................................................................. 1 1.1 Purpose ...................................................................................................................................... 1 Article 2 INTERPRETATION ................................................................................................................... 1 2.1 Definitions .................................................................................................................................. 1 2.2 Interpretation .............................................................................................................................. 8 Article 3 ADMINISTRATION ................................................................................................................... 9 3.1 Administration ............................................................................................................................ 9 3.2 Delegation to Committee .......................................................................................................... 10 3.3 Determinations Binding ............................................................................................................ 10 3.4 Eligibility ................................................................................................................................... 10 3.5 Plan Administrator Requirements ............................................................................................ 10 3.6 Total Shares Subject to Awards ............................................................................................... 10 3.7 Limits on Grants of Awards ...................................................................................................... 11 3.8 Award Agreements ................................................................................................................... 11 3.9 Non-transferability of Awards ................................................................................................... 12 Article 4 OPTIONS ................................................................................................................................ 12 4.1 Granting of Options .................................................................................................................. 12 4.2 Exercise Price .......................................................................................................................... 12 4.3 Term of Options ....................................................................................................................... 12 4.4 Vesting and Exercisability ........................................................................................................ 12 4.5 Payment of Exercise Price ....................................................................................................... 13 Article 5 RESTRICTED SHARE UNITS ................................................................................................ 13 5.1 Granting of RSUs ..................................................................................................................... 13 5.2 RSU Account ............................................................................................................................ 14 5.3 Vesting of RSUs ....................................................................................................................... 14 5.4 Settlement of RSUs .................................................................................................................. 14 Article 6 PERFORMANCE SHARE UNITS ........................................................................................... 15 6.1 Granting of PSUs ..................................................................................................................... 15 6.2 Terms of PSUs ......................................................................................................................... 15 6.3 Performance Goals .................................................................................................................. 15 6.4 PSU Account ............................................................................................................................ 15 6.5 Vesting of PSUs ....................................................................................................................... 15 6.6 Settlement of PSUs .................................................................................................................. 16 Article 7 DEFERRED SHARE UNITS ................................................................................................... 16 7.1 Granting of DSUs ..................................................................................................................... 16 7.2 DSU Account ............................................................................................................................ 18 7.3 Vesting of DSUs ....................................................................................................................... 18 7.4 Settlement of DSUs .................................................................................................................. 18 Article 8 ADDITIONAL AWARD TERMS ............................................................................................... 18 8.1 Dividend Equivalents ................................................................................................................ 18 8.2 Blackout Period ........................................................................................................................ 19 8.3 Withholding Taxes .................................................................................................................... 19 8.4 Recoupment ............................................................................................................................. 19 Article 9 TERMINATION OF EMPLOYMENT OR SERVICES .............................................................. 20 9.1 Termination of Employee, Consultant or Director .................................................................... 20 9.2 Discretion to Permit Acceleration ............................................................................................. 21 Article 10 EVENTS AFFECTING THE CORPORATION ...................................................................... 21 10.1 General .................................................................................................................................... 21 10.2 Change in Control .................................................................................................................... 21 10.3 Reorganization of Corporation’s Capital ................................................................................... 23 10.4 Other Events Affecting the Corporation .................................................................................... 23 B-2

10.5 Immediate Acceleration of Awards ........................................................................................... 23 10.6 Issue by Corporation of Additional Shares ............................................................................... 23 10.7 Fractions .................................................................................................................................. 23 Article 11 U.S. TAXPAYERS ................................................................................................................. 23 11.1 Provisions for U.S. Taxpayers .................................................................................................. 23 11.2 ISOs ......................................................................................................................................... 24 11.3 ISO Grants to 10% Shareholders ............................................................................................. 24 11.4 $100,000 Per Year Limitation for ISOs ..................................................................................... 24 11.5 Disqualifying Dispositions ......................................................................................................... 25 11.6 Section 409A of the Code ........................................................................................................ 25 11.7 Section 83(b) Election .............................................................................................................. 26 11.8 Application of Article 11 to U.S. Taxpayers .............................................................................. 26 Article 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN ..................................... 26 12.1 Amendment, Suspension, or Termination of the Plan .............................................................. 26 12.2 Shareholder Approval ............................................................................................................... 26 12.3 Permitted Amendments ............................................................................................................ 27 Article 13 MISCELLANEOUS ................................................................................................................ 28 13.1 Legal Requirements and Other Considerations ....................................................................... 28 13.2 No Other Benefit ...................................................................................................................... 28 13.3 Rights of Participant ................................................................................................................. 28 13.4 Corporate Action ...................................................................................................................... 28 13.5 Conflict ..................................................................................................................................... 28 13.6 Anti-Hedging Policy .................................................................................................................. 29 13.7 Participant Information ............................................................................................................. 29 13.8 Participation in the Plan ............................................................................................................ 29 13.9 International Participants .......................................................................................................... 29 13.10 Successors and Assigns ............................................................................... 29 13.11 General Restrictions on Assignment ............................................................. 29 13.12 Severability .................................................................................................... 29 13.13 Notices .......................................................................................................... 30 13.14 Electronic Delivery ........................................................................................ 30 13.15 Effective Date ................................................................................................ 30 13.16 Governing Law .............................................................................................. 30 13.17 Submission to Jurisdiction ............................................................................. 30 Schedule A ELECTION NOTICE ............................................................................................................ 1 Schedule B ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS ....................................... 1 Schedule C ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS (U.S. TAXPAYERS) ...... 1 B-3

1 SANGOMA TECHNOLOGIES CORPORATION AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE PLAN Article 1 PURPOSE 1.1 Purpose The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation. The Plan amends and restates the Corporation’s Omnibus Equity Incentive Plan dated December 13, 2022 (the “Prior Plan”) in its entirety, provided that any Awards granted pursuant to the Prior Plan shall continue to be governed by the Prior Plan. Article 2 INTERPRETATION 2.1 Definitions When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively: “Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time; “Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein; “Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan (including written or other applicable employment agreements) and which need not be identical to any other such agreements; “Blackout Period” means a period of time, whether routine or special, as determined by the Corporation’s Board in accordance with its insider trading policy, during which designated Participants are restricted from trading in the Corporation’s securities. “Board” means the board of directors of the Corporation as it may be constituted from time to time; “Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto are open for commercial business during normal banking hours; “Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act; “Cash Fees” has the meaning set forth in Subsection 7.1(a); “Cashless Exercise” has the meaning set forth in Subsection 4.5(b); B-4

2 “Cause” means, with respect to a particular Participant: (a) “cause” (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant; (b) in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation and the Participant or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or (c) in the event neither (a) nor (b) applies, then: for a non-U.S. Taxpayer, “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee; and for a U.S. Taxpayer, “cause” means: (i) the commission by the U.S. Taxpayer of an act of malfeasance, dishonesty, fraud, or breach of trust against the Corporation or any subsidiary, or any of their respective employees, officers, directors, contractors, clients, or suppliers; (ii) the breach by the U.S. Taxpayer of any of their obligations under any agreement between the U.S. Taxpayer and the Corporation or any subsidiary; (iii) the U.S. Taxpayer’s failure to comply with the written policies of the Corporation or any subsidiary that are applicable to the U.S. Taxpayer; (iv) the U.S. Taxpayer’s failure, neglect, or refusal to perform their duties or to follow the lawful written directions of their supervisor (including any applicable board of directors or similar body, or committee thereof); (v) the U.S. Taxpayer’s conviction of, or plea of guilty or no contest to, any crime involving moral turpitude or any felony; (vi) any act or omission by the U.S. Taxpayer that is, or is reasonably likely to be, injurious to the financial condition or business reputation of the Corporation or any subsidiary, or that otherwise is injurious to the employees, officers, directors, contractors, clients, or suppliers of the Corporation or any subsidiary; (vii) the inability of the U.S. Taxpayer to perform the essential functions of their job or position due to their physical or mental disability, disease, or impairment after being provided with any reasonable accommodation required under applicable law; (viii) the U.S. Taxpayer’s use of an illegal drug or, without a proper prescription, the use of any controlled substance, or the U.S. Participant’s abuse of any legally prescribed drug, or (ix) the inability of the U.S. Taxpayer, as a result of repeated alcohol use, to perform the duties and/or responsibilities of their position; “Change in Control” means the occurrence of any one or more of the following events: (a) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert (other than the Corporation or B-5

3 a subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; (b) the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation; (c) the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were subsidiaries of the Corporation prior to such event; (d) the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation or transaction); (e) any other event which the Board determines to constitute a change in control of the Corporation; or (f) individuals who comprise the Board as of the last annual meeting of shareholders of the Corporation (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; provided that, notwithstanding clauses (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clauses: (a), (b), (c) or (d) above (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two (2) or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non- Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity). B-6

4 Notwithstanding the foregoing, for purposes of any Award granted to a U.S. Taxpayer that is not exempt from Section 409A of the Code, and constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for such Award unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code and Treasury Regulation Section 1.409A- 3(i)(5)(i). “Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder; “Committee” has the meaning set forth in Section 3.2; “Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services; “Control” means the relationship whereby a Person is considered to be “controlled” by a Person if: (a) when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation; (b) when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and (c) when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on; “Corporation” means Sangoma Technologies Corporation; “Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted; provided that the Date of Grant for an Option granted to a U.S. Taxpayer shall be the date that the Plan Administrator completes the corporate action constituting an offer of Shares for sale to a U.S. Taxpayer under the terms and conditions of the Option, and such corporate action shall not be considered complete until the date on which the maximum number of Shares that can be purchased under the Option and the exercise price are fixed or determinable; “Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7; “Director” means a director of the Corporation who is not an Employee; “Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board; B-7

5 “Disabled” or “Disability” means, with respect to a particular Participant: (a) “disabled” or “disability” (or any similar term) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant; (b) in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation and the Participant, or “disabled” or “disability” (or any similar term) is not defined in such agreement, “disabled” or “disability” as such terms is defined in the Award Agreement; (c) in the event neither (a) nor (b) applies, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, impairment, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out their normal and essential duties as an Employee, Director or Consultant for a continuous period of six (6) months or for any cumulative period of 180 days in any consecutive twelve (12) month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan; or (d) notwithstanding the foregoing, for purposes of any Award granted to a U.S. Taxpayer that is not exempt from Section 409A of the Code, and constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a “disability,” a disability will not be deemed a Disability for such Award unless the “disability” qualifies as a “disability” within the meaning of Section 409A of the Code and Treasury Regulation Section 1.409A-3(i)(4); “Effective Date” means the effective date of this Plan, being December [l], 2025; “Elected Amount” has the meaning set forth in Subsection 7.1(a); “Electing Person” means a Participant who is, on the applicable Election Date, a Director; “Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b); “Election Notice” has the meaning set forth in Subsection 7.1(b); “Employee” means an individual who: (a) is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or (b) works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary, and for greater certainty, includes any Executive Chairman of the Corporation. “Exchange” means the TSX, the NASDAQ, and any other exchange on which the Shares are or may be listed from time to time; “Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option; B-8

6 “Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option; “Expiry Date” means the expiry date specified in the Award Agreement for an Option (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant; “In the Money Amount” has the meaning given to it in Subsection 4.5(b); “Insider” has the meaning given to such term in the TSX Company Manual, as such manual may be amended, supplemented or replaced from time to time; “Market Price” at any date in respect of the Shares shall be the volume weighted average closing price of the Shares on the TSX, for the five (5) trading days immediately preceding the Date of Grant (or, if such Shares are not then listed and posted for trading on the TSX, on the Exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Shares are listed and posted for trading on the TSX, the Market Price shall not be less than the market price, as calculated under the policies of the TSX; and provided, further, that with respect to an Award made to a U.S. Taxpayer such Participant and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five (5) trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code. “NASDAQ” means the Nasdaq Global Select Market. “Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non- transferable, unless otherwise approved by the Plan Administrator; “Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options; “Participant” means an Employee, Director or Consultant to whom an Award has been granted under this Plan; “Participant’s Employer” means with respect to a Participant that is or was an Employee, the Corporation or such subsidiary of the Corporation as is or, if the Participant has ceased to be employed by the Corporation or such subsidiary of the Corporation, was the Participant’s Employer; “Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion; “Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6; “Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in their capacity as trustee, executor, administrator or other legal representative; “Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time; B-9

7 “Plan Administrator” means the Board, or, to the extent that administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee; “Prior Plan” has the meaning given to it in Section 1.1; “PSU Service Year” has the meaning given to it in Section 6.1; “Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5; “RSU Service Year” has the meaning given to it in Section 5.1; “SEC” means the United States Securities and Exchange Commission; “Section 409A of the Code” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder; “Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject, including, but not limited to, the U.S. Securities Act and the U.S. Exchange Act; “Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, Employees and/or Consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; “Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment; “subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary; “Tax Act” has the meaning set forth in Section 4.5(d); “Termination Date” means, subject to applicable law which cannot be waived: (a) in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation in a written employment agreement or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant; B-10

8 (b) in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation, as the case may be, terminates, (i) the date that is designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; (c) in the case of a Director, the date such individual ceases to be a Director, unless the individual continues to be a Participant in another capacity; and (d) in the case of an Award to a U.S. Taxpayer that is not exempt from Section 409A of the Code, and constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a termination of employment or other service relationship, for such purpose, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code. “TSX” means the Toronto Stock Exchange; “U.S.” means the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia; “U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder; “U.S. Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder; and “U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws. 2.2 Interpretation (a) Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator. (b) As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively. (c) Words importing the singular include the plural and vice versa and words importing any gender include any other gender. (d) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and, other than with respect to Section B-11

9 11.6(d), abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day. (e) Unless otherwise specified, all references to money amounts are to Canadian currency. (f) The headings used herein are for convenience only and are not to affect the interpretation of this Plan. Article 3 ADMINISTRATION 3.1 Administration This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to: (a) determine the individuals to whom grants of Awards under this Plan may be made; (b) make grants of Awards under this Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation: (i) the time or times at which Awards may be granted; (ii) the conditions under which: (A) Awards may be granted to Participants; or (B) Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified Performance Goals; (iii) the number of Shares to be covered by any Award; (iv) the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards; (v) whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and (vi) any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine; (c) establish the form or forms of Award Agreements; (d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan; (e) construe and interpret this Plan and all Award Agreements; B-12

10 (f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and (g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan. 3.2 Delegation to Committee (a) The initial Plan Administrator shall be the Board. (b) To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. 3.3 Determinations Binding Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons. 3.4 Eligibility All Directors, Employees and Consultants are eligible to participate in this Plan, subject to Subsection 9.1(e). Participation in this Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to this Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to this Plan will be determined in the sole and absolute discretion of the Plan Administrator. 3.5 Plan Administrator Requirements Any Award granted under this Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies. 3.6 Total Shares Subject to Awards (a) Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the aggregate number of Shares that may be issued from treasury pursuant to this Plan (including, for greater certainty, Shares issued upon the exercise of any Awards issued B-13

11 pursuant to the Prior Plan that are outstanding as of the date hereof) shall not exceed 2,785,227. (b) To the extent any Awards (or portion(s) thereof) under this Plan are terminated or are cancelled for any reason prior to being exercised in full, or are surrendered to the Corporation by the Participant, except surrenders relating to the payment of the purchase price of any such Award or the satisfaction of the tax withholding obligations related to any such Award, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan. (c) Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan. 3.7 Limits on Grants of Awards Notwithstanding anything in this Plan: (a) the aggregate number of Shares: (i) issuable from treasury to Insiders at any time, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s issued and outstanding Shares; and (ii) issued from treasury to Insiders within any one-year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s issued and outstanding Shares. (b) (i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable from treasury to Directors, at the time of such grant, under all of the Corporation’s Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000 and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or director meeting fees and (ii) a one-time initial grant to a Director upon such Director joining the Board . Except as set out in Section 3.7(a) above, there is no limit to the aggregate number of Shares to be issued to any one Participant. 3.8 Award Agreements Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan. B-14

12 3.9 Non-transferability of Awards Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards or under this Plan whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death. Article 4 OPTIONS 4.1 Granting of Options The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement. 4.2 Exercise Price The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant. 4.3 Term of Options Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date. 4.4 Vesting and Exercisability (a) The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options. (b) Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. (c) Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation. (d) The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals. (e) No Option holder who is resident in the U.S. may exercise Options for Option Shares unless the Option Shares issuable upon such exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act and any other applicable U.S. Securities Laws. Notwithstanding the foregoing, the Corporation shall be under no obligation to register any B-15

13 of the Option Shares pursuant to the U.S. Securities Act or any other applicable Securities Laws. Any disposition of any Option Shares received pursuant to an Award Agreement shall be subject to compliance with the foregoing rules, requirements and laws, as determined by the Plan Administrator pursuant to Section 13.1 of this Plan. 4.5 Payment of Exercise Price (a) Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement: (b) the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as may be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, through the Cashless Exercise process set out in Subsection 4.5(c), or (ii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment. (c) a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the- Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Shares reserved for issuance under this Plan. No Shares will be issued or transferred until full payment therefor has been received by the Corporation. (d) if a Participant surrenders Options through a Cashless Exercise pursuant to Subsection 4.5(c), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken). Article 5 RESTRICTED SHARE UNITS 5.1 Granting of RSUs (a) The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A of the Code to the B-16

14 extent it is applicable. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Subsection 5.4(a)), upon the settlement of such RSU. (b) The number of RSUs granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion. 5.2 RSU Account All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. 5.3 Vesting of RSUs The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A of the Code to the extent it is applicable. 5.4 Settlement of RSUs (a) The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A of the Code to the extent it is applicable. Subject to Subsection 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for: (i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, (ii) one fully paid and non-assessable Share purchased on the Participant’s behalf on the open market and delivered to the Participant or as the Participant may direct, (iii) a cash payment, or (iv) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above, in each case as determined by the Plan Administrator in its discretion. (b) Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. (c) Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll for the pay period that the settlement date falls within. (d) With respect to any Participant who is not a U.S. Taxpayer, notwithstanding any other terms of this Plan but subject to Subsection 11.6(e) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year. B-17

15 (e) No RSU holder who is resident in the U.S. may settle RSUs for Shares unless the Shares issuable upon settlement of the RSUs are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act and any other applicable U.S. Securities Laws. Notwithstanding the foregoing, the Corporation shall be under no obligation to register any of the Shares pursuant to the U.S. Securities Act or any other applicable Securities Laws. Any disposition of any Shares received pursuant to an Award shall be subject to compliance with the foregoing rules, requirements and laws, as determined by the Plan Administrator pursuant to Section 13.1 of this Plan. Article 6 PERFORMANCE SHARE UNITS 6.1 Granting of PSUs The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A of the Code to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Subsection 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish. 6.2 Terms of PSUs The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of a termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement. 6.3 Performance Goals The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement. 6.4 PSU Account All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. 6.5 Vesting of PSUs The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. B-18

16 6.6 Settlement of PSUs (a) The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A of the Code to the extent it is applicable. Subject to Subsection 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for: (i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, (ii) one fully paid and non-assessable Share purchased on the Participant’s behalf on the open market and delivered to the Participant or as the Participant may direct, (iii) a cash payment, or (iv) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above, in each case as determined by the Plan Administrator in its discretion. (b) Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. (c) Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll for the pay period that the settlement date falls within. (d) With respect to any Participant who is not a U.S. Taxpayer, notwithstanding any other terms of this Plan but subject to Subsection 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year. (e) No PSU holder who is resident in the U.S. may settle PSUs for Shares unless the Shares issuable upon settlement of the PSUs are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act and any other applicable U.S. Securities Laws. Notwithstanding the foregoing, the Corporation shall be under no obligation to register any of the Shares pursuant to the U.S. Securities Act or any other applicable Securities Laws. Any disposition of any Shares received pursuant to an Award shall be subject to compliance with the foregoing rules, requirements and laws, as determined by the Plan Administrator pursuant to Section 13.1 of this Plan. Article 7 DEFERRED SHARE UNITS 7.1 Granting of DSUs (a) The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the B-19

17 Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”). (b) Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by June 30th in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2023 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of an existing Electing Person who is a U.S. Taxpayer as of the Effective Date of this Plan, an initial Election Notice may be filed by the date that is 30 days from the Effective Date only with respect to compensation paid for services to be performed after the Election Date; and, in the case of a newly appointed Electing Person who is a U.S. Taxpayer, an Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the Election Date. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of their Cash Fees in cash. (c) Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice, and such Electing Person is not required to file another Election Notice for subsequent calendar years (d) Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate their election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B hereto. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a Blackout Period. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates their participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of their Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C hereto is delivered. (e) Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Subsection 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan. (f) The number of DSUs granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of any bonus or similar payment that are to be paid as DSUs, as determined by the Plan Administrator, or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant. (g) In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant. B-20

18 7.2 DSU Account All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement. 7.3 Vesting of DSUs Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant. 7.4 Settlement of DSUs (a) DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then: (A) for a Participant who is not a U.S. Taxpayer, the settlement date shall be the date determined by the Participant, but in all cases by the end of the year in which such Participant’s separation from service occurs; and (B) for a Participant who is a U.S. Taxpayer, the settlement date shall be the date of the Participant’s “separation from service” under Section 409A of the Code, subject to Subsection 11.6(d). On the settlement date for any DSU, the Participant shall redeem each vested DSU for: (i) one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; (ii) one fully paid and non-assessable Share purchased on the Participant’s behalf on the open market and delivered to the Participant or as the Participant may direct, (iii) at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment. (b) Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date. (c) Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation. (d) No DSU holder who is resident in the U.S. may settle DSUs for Shares unless the Shares issuable upon settlement of the DSUs are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act and any other applicable Securities Laws in the United States. Notwithstanding the foregoing, the Corporation shall be under no obligation to register any of the Shares pursuant to the U.S. Securities Act or any other federal or state Securities Laws. Any disposition of any Shares received pursuant to an Award shall be subject to compliance with the foregoing rules, requirements and laws, as determined by the Plan Administrator pursuant to Section 13.1 of this Plan. Article 8 ADDITIONAL AWARD TERMS 8.1 Dividend Equivalents (a) Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, B-21

19 PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three (3) decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Sections 5.4, 6.6, and 7.4 respectively. (b) The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation. (c) An Option granted to a U.S. Taxpayer may not be granted with any rights to dividend equivalents. 8.2 Blackout Period If an Award expires during, or within five (5) Business Days after, a Blackout Period, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in tax consequences, the Award shall expire ten (10) Business Days after the Blackout Period is lifted by the Corporation. The expiry period shall be automatically extended by the Corporation. 8.3 Withholding Taxes Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount. 8.4 Recoupment Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants. B-22

20 Article 9 TERMINATION OF EMPLOYMENT OR SERVICES 9.1 Termination of Employee, Consultant or Director Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement: (a) where a Participant’s employment, consulting or other agreement or arrangement is terminated or the Participant ceases to hold office or their position, as applicable, by reason of voluntary resignation by the Participant, termination by the Corporation or a subsidiary of the Corporation (whether such termination occurs for or without Cause, with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), then, subject to applicable law that cannot be waived by the Participant: (i) each Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; (ii) each Award that is not an Option and that has vested will be settled in accordance with the terms of this Plan and the applicable agreement; and (iii) each Option held by a Participant that has vested may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award, and (B) the date that is 90 days after the Termination Date, provided that any Options subject to Section 409A of the Code awarded to U.S. Taxpayers shall be exercised within the same calendar year as the Participant’s “separation from service”. Any Option that has not been exercised at the end of such period being immediately forfeited and cancelled; (b) where a Participant’s employment, consulting or other agreement or arrangement is terminated by reason of the death of the Participant, then each Award held by the Participant that has not vested as of the date of the death of such Participant but is scheduled to vest within the next year shall vest on such date and any such Award that is an Option may be exercised by the executor, administrator or other legal representative of the Participant’s estate at any time during the period that terminates on the earlier of: (i) the Expiry Date of such Award, and (ii) the first anniversary of the date of the death of such Participant, provided that any Options that are subject to Section 409A of the Code awarded to U.S. Taxpayers shall be exercised within the same calendar year as the Participant’s death. Any Option that has not been exercised at the end of such period being immediately forfeited and cancelled. All other unvested Awards shall be immediately forfeited and cancelled; (c) where a Participant becomes Disabled, then each Award held by the Participant that has not vested as of the date of the Disability of such Participant and is scheduled to vest within the next year shall vest on such date and any such Award that is an Option may be exercised by a Participant at any time until the Expiry Date of such Award, provided that any Options that are subject to Section 409A of the Code awarded to U.S. Taxpayers shall be exercised within the same calendar year as the Participant’s “separation from service”. Any Award that remains unexercised shall be immediately forfeited upon the termination of such period. All other unvested Awards shall be immediately forfeited and cancelled; (d) a Participant’s eligibility to receive further grants of Awards under this Plan ceases as of the earliest of the following: B-23

21 (i) the Termination Date; (ii) the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting or other agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or (iii) the date of the death, Disability or the date notice is given of the resignation of the Participant; and (e) notwithstanding Subsection 9.1(a), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; provided that this paragraph will not apply to an Award to the extent that its application would result in a violation of Section 409A of the Code. 9.2 Discretion to Permit Acceleration Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator; provided that this paragraph will not apply to an Award to the extent that its application would result in a violation of Section 409A of the Code. Article 10 EVENTS AFFECTING THE CORPORATION 10.1 General The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder. 10.2 Change in Control Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant: (a) Notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable (except where the existence or application of such discretion with respect to an Award subject to Section 409A of the Code would result in a violation of Section 409A of the Code, in which event the Plan Administrator will not have such discretion with respect to such Award), including to cause (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined B-24

22 by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control transaction, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control transaction; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control unless the conditions for the application of subsection 7(1.4) of the Tax Act would be satisfied. (b) Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if, within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause: (i) any unvested Awards held by the Participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; (ii) any vested Award that is not an Option will be settled in accordance with the terms of this Plan and the applicable agreement; and (iii) any vested Award that is an Option may be exercised by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any Options subject to Section 409A of the Code awarded to U.S. Taxpayers shall be exercised within the same calendar year as the Participant’s “separation from service”, with any Option that has not been exercised at the end of such period being immediately forfeited and cancelled. (c) Notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Participant that is a resident of Canada for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that this paragraph will not apply to an Award to the extent that its application would result in a violation of Section 409A of the Code. (d) It is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers. B-25

23 10.3 Reorganization of Corporation’s Capital Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end. 10.4 Other Events Affecting the Corporation In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end. 10.5 Immediate Acceleration of Awards In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards. 10.6 Issue by Corporation of Additional Shares Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards. 10.7 Fractions No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded. Article 11 U.S. TAXPAYERS 11.1 Provisions for U.S. Taxpayers Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). An ISO may be granted only to an “employee” (determined in accordance with Section 422 of the Code), including a director or officer who is also an employee, of the Corporation or any “subsidiary corporation,” as defined in accordance with Section 424(f) of the Code. Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Nonqualified stock options will be granted B-26

24 to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A of the Code, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A of the Code, or (ii) such option otherwise is exempt from Section 409A of the Code. 11.2 ISOs (a) Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 2,200,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may be granted to any employee of the Corporation, or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code. (b) To the extent that an ISO is not exercised on or prior to the date that is three (3) months following the date on which the Participant ceases to be employed by the Corporation (or by any “subsidiary corporation”), such Option will no longer qualify as an ISO. Notwithstanding the foregoing, if a Participant’s termination of employment is due to permanent disability (as defined below), to the extent that an ISO is not exercised on or prior to the date that is one year following the date on which the Participant ceases to be employed by the Corporation (or by any “subsidiary corporation”), such Option will no longer qualify as an ISO. For greater certainty, the limitations in this paragraph govern the tax treatment of an outstanding Option and whether it will continue to qualify as an ISO. Nothing in this paragraph shall have the effect of shortening or extending the period during which an Option otherwise may be exercised pursuant to its terms (including pursuant to Section 9.1(a)). For purposes of this paragraph, the term “permanent disability” has the meaning assigned to that term in section 22(e)(3) of the Code. (c) An ISO granted to a U.S. Taxpayer may be exercised during such U.S. Taxpayer’s lifetime only by such U.S. Taxpayer. An ISO granted to a U.S. Taxpayer may not be transferred, assigned or pledged by such U.S. Taxpayer, except by will or by the laws of descent and distribution. (d) No ISO may be granted under this Plan on or after the date that is ten years from the earlier of the date that this Plan is adopted by the Board or the date that this Plan is approved by the shareholders of the Corporation. 11.3 ISO Grants to 10% Shareholders Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who, on the Date of Grant, owns (taking into account the applicable constructive ownership rules under the Code) shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five (5) years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option. 11.4 $100,000 Per Year Limitation for ISOs To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) B-27

25 exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options. In reducing the number of Options treated as ISOs to meet the US$100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the US$100,000 limit, the Corporation may, in the manner and to the extent permitted by law, designate which Shares are to be treated as shares acquired pursuant to the exercise of an ISO. 11.5 Disqualifying Dispositions Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two (2) years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares. 11.6 Section 409A of the Code (a) This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under Section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. (b) All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code, and in all events, to the extent reasonably practicable, to avoid a violation of Section 409A of the Code. (c) The Plan Administrator, in its discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code. B-28

26 (d) Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six (6) months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid, without interest, as soon practicable (and in no event more than 30 days) following such six (6) month anniversary of such separation from service. (e) A U.S. Taxpayer may only be granted an Option to the extent that the Shares underlying the Option qualify as “service recipient stock” (as defined under Section 409A of the Code) with respect to such U.S. Taxpayer. (f) Any adjustment to or amendment of an outstanding Award granted to a U.S. Taxpayer (including, but not limited to, adjustments contemplated under Sections 10.3, 10.4, and 10.5) will be made, if at all, so as to comply with, and not create any adverse tax consequences under, Section 409A of the Code. 11.7 Section 83(b) Election If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation. 11.8 Application of Article 11 to U.S. Taxpayers For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers. Article 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN 12.1 Amendment, Suspension, or Termination of the Plan The Plan Administrator may from time to time, without notice and without approval of the holders of voting securities of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate; provided, however, that: (a) no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained. 12.2 Shareholder Approval Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that: B-29

27 (a) increases the number of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital; (b) increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a); (c) reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital; (d) extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within five (5) Business Days following the expiry of such a blackout period); (e) permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation); (f) increases or removes the limits on the participation of Directors; (g) permits Awards to be transferred to a Person; (h) changes the eligible participants of the Plan; or (i) deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2. 12.3 Permitted Amendments Without limiting the generality of Section 12.1 but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of: (a) making any amendments to the general vesting provisions of each Award; (b) making any amendments to the provisions set out in Article 9; (c) making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be; (d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or (e) making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan B-30

28 Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants. Notwithstanding anything to the contrary in this Article 12, any amendment to the Plan requires approval and pre-clearance by the TSX. Article 13 MISCELLANEOUS 13.1 Legal Requirements and Other Considerations The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act or the requirements of any Exchange upon which the Shares may then be listed. The Plan Administrator may require each Person acquiring Shares (or any other securities) to represent to and agree with the Corporation in writing that such Person is acquiring the Shares (or any other securities) without a view to distribution thereof. The certificates for such Shares (or other securities) may include any legend that the Plan Administrator deems appropriate to reflect any restrictions on transfer which the Plan Administrator determines, in its discretion, arise under the U.S. Securities Act, any other applicable Securities Laws or are otherwise applicable. All certificates for any Shares (or any other securities) delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Plan Administrator may deem advisable under the rules, regulations, and other requirements promulgated by the SEC, any Exchange upon which the Shares may then be listed, and any applicable Securities Laws, and the Plan Administrator may cause a legend (or legends) to be placed on any such certificates to make appropriate reference to such restrictions, in its discretion. 13.2 No Other Benefit No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. Except if and as required by applicable employment standards legislation, no Participant will be entitled to any damages or other compensation for any Award that does not vest due to termination of the Participant’s employment with the Company or any Affiliate of the Company for any reason. 13.3 Rights of Participant No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares. 13.4 Corporate Action Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award. 13.5 Conflict In the event that an Award is granted or a Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out B-31

29 in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan. In the event of conflicting provisions contained within any applicable Award Agreement, the Plan Administrator shall have sole discretion to determine the prevailing provision and interpretation thereof. 13.6 Anti-Hedging Policy By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards. 13.7 Participant Information Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf. 13.8 Participation in the Plan The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors. 13.9 International Participants With respect to Participants who reside or work outside Canada and the U.S., the Plan Administrator may, in its discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions. 13.10 Successors and Assigns The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries. 13.11 General Restrictions on Assignment Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator. 13.12 Severability The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan. B-32

30 13.13 Notices All written notices to be given by a Participant to the Corporation shall be delivered personally, by e- mail or by mail, postage prepaid, addressed as follows: Sangoma Technologies Corporation 100 Renfrew Drive, Suite 100 Toronto, Ontario, L3R 9R6 Canada Attention: General Counsel All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received. 13.14 Electronic Delivery The Corporation or the Board may from time to time establish procedures for (i) the electronic delivery of any documents that the Corporation may elect to deliver (including, but not limited to, plan documents, award notices and agreements, and all other forms of communications) in connection with any award made under the Plan, (ii) the receipt of electronic instructions from Participants and/or (iii) an electronic signature system for delivery and acceptance of any such documents. Compliance with such procedures shall satisfy any requirement to provide documents in writing and/or for a document to be signed or executed. 13.15 Effective Date This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation. 13.16 Governing Law This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without any reference to conflicts of law rules. 13.17 Submission to Jurisdiction The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan. ********** B-33

1 Schedule A ELECTION NOTICE All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan. Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive ____% of my Cash Fees in the form of DSUs. I confirm that: (a) I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them. (b) I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time. To the extent I am a U.S. taxpayer, I recognize that employment tax (e.g., FICA) withholdings may arise at the time the DSUs are no longer subject to a substantial risk of forfeiture, even if those DSUs have not yet been settled, and that in such event the Corporation will make all appropriate withholdings as required by law at that time. (c) The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed. (d) To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for any calendar year to which it applies, to the extent that the election period for such year has expired, and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation. The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text. Date:_______________________ (Name of Participant) (Signature of Participant) B-34

1 Schedule B ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan. Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan. I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan. I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them. Date:_______________________ (Name of Participant) (Signature of Participant) Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year. B-35

Schedule C ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS (U.S. TAXPAYERS) All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan. Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 7 of the Plan. I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation. I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan. I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them. Date: (Name of Participant) (Signature of Participant) Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year. 1 B-36

Schedule C Board Mandate See attached. C-1

SANGOMA TECHNOLOGIES CORPORATION (the “Corporation”) BOARD CHARTER 1. Purpose The board of directors (the "Board") of the Corporation directly, and through its committees, oversees the management of, and provides stewardship over, the Corporation’s affairs. The Board’s primary goal is to act in the best interests of the Corporation to enhance long-term shareholder value while considering the interests of the Corporation’s various stakeholders, including shareholders, employees, customers, suppliers and the community. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the constating documents of the Corporation and do not impose any additional responsibilities or liabilities on the directors at law or otherwise. 2. Composition The Board shall be constituted with a majority of individuals who qualify as “independent” as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58- 101”), provided, however, that if at any time a majority of the directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment. If at any point the Chair of the Board is not independent, the Board shall also appoint one member as a lead independent director, which lead independent director shall have the duties and responsibilities set out in the Position Description for the Lead Independent Director. 3. Limitation on Duties The Board shall discharge its responsibilities and shall assess the information provided by the Corporation’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the C-2 contract, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as to impose on any director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. 4. Responsibilities of the Board The Board is responsible for the stewardship and oversight of the Corporation and in that regard shall be specifically responsible for: (a) participating in the development of and approving a strategic plan for the Corporation; (b) supervising the activities and managing the investments and affairs of the Corporation; (c) approving the Corporation’s annual operating and capital budgets; (d) approving major decisions regarding the Corporation; (e) defining the roles and responsibilities of management; (f) reviewing and approving the business and investment objectives to be met by management; (g) assessing the performance of and overseeing management; (h) issuing securities of the Corporation for such consideration as the Board may deem appropriate, subject to applicable law; (i) reviewing the Corporation’s debt strategy; (j) identifying and managing risk exposure; (k) ensuring the integrity and adequacy of the Corporation’s internal controls and management information systems; (l) succession planning; (m) establishing committees of the Board, where required or prudent, and defining their mandate; (n) establishing and maintaining procedures and policies to ascertain director independence; (o) maintaining records and providing reports to shareholders; (p) ensuring effective and adequate communication with shareholders, other stakeholders and the public; C-3

(q) determining the amount and timing of dividends to shareholders; and (r) providing general guidance and oversight to the Corporation regarding corporate governance, including the Corporation’s environmental, social and governance programs. It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Corporation. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence. In addition, directors are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time. It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance. 5. Expectations of Directors The Board has developed specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board. (a) Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance. (b) Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board (the “Chair”), the Chief Executive Officer and any other appropriate executive officer(s) of the Corporation to ask questions and discuss agenda items prior to meetings. (c) Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves. (d) Loyalty and Ethics. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with the Corporation’s Code of Business Conduct and Ethics. C-4

(e) Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Corporation. Directors should advise the Chair and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Corporation. (f) Personal Conduct. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise. (g) Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with their as a director. 6. Meetings The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without management present to ensure that the Board functions independently of management. If the Chair is not present at the meeting, the lead independent director will chair the meeting. At each Board meeting, unless otherwise determined by the Board, an in-camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board (or the lead independent director if the Chair is not present). In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management C-5 attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only. 7. Board Meeting Agendas and Information The Chair, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the directors before each meeting, and all directors shall be free to suggest additions to the agenda in advance of the meeting. Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance. 8. Measures for Receiving Shareholder Feedback All publicly disseminated materials of the Corporation shall provide for a mechanism for feedback of shareholders. 9. Telephone Board Meetings A director may participate in a meeting of the directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting. While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called for directors to be able to better fulfill their legal obligations. Alternatively, management may request the directors to approve certain matters by unanimous written consent. 10. Access to Management and Outside Advisors Management shall be required to report to the Board at the request of the Board on the performance of the Corporation, new and proposed initiatives, the Corporation’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair any significant developments, changes, transactions or proposals respecting the Corporation or its subsidiaries. All members of the Board should be free to contact management at any time to discuss any aspect of the Corporation’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with management in meetings of the board and committees, or in other formal or informal settings. C-6

The Board may, in its sole discretion, retain and obtain the advice and assistance of such advisors as it deems necessary to fulfil its duties and responsibilities under this Charter. The Board may set the compensation and oversee the work of such advisors to be paid by the Corporation. 11. Communications Policy The Board shall approve the content of the Corporation’s major communications to shareholders and the investing public including any Annual Report, Management Information Circular, Annual Information Form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the Management Discussion & Analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring the Corporation’s external communications. However, the Board believes that it is generally the function of management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board will appoint an independent, non-executive director to be available to shareholders with concerns should communications with management fail to resolve the issue or such contact is inappropriate. The Board shall have responsibility for reviewing the Corporation’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Corporation’s policies relating to communication and disclosure on an annual basis. 12. Internal Control and Management Information Systems The Board has responsibility for the integrity of the Corporation’s internal control and management information systems. All material matters relating to the Corporation and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Corporation’s Audit Committee, Compensation, Governance and Nominating Committee, and management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business subject to any management authority guidelines adopted by the Board. The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that management’s financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures. 13. Delegation of Powers The directors may establish one or more committees and may delegate to such committees any of the powers of the Board. The directors may also delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate. C-7

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to management or to other persons. 14. Board Effectiveness and Assessments The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any). The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis. 15. Education and Training The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or Committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices. 16. No Rights Created This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. While this Charter should comply with all applicable law and the Corporation’s constating documents, this Charter does not create any legally binding obligations on the Board, any Committee, any director or the Corporation. C-8